Exhibit 99.1

Execution Version

UNDERWRITING AGREEMENT

November 17, 2020

CAE Inc.

8585 Côte-de-Liesse

Saint-Laurent, Québec

H4T 1G6

Attention:	Marc Parent, President and Chief Executive Officer
Sonya Branco, Vice President, Finance and Chief Financial Officer

Dear Mesdames and Sirs:

Scotia Capital Inc., RBC Dominion Securities and TD Securities Inc. (together, the “Lead Underwriters”), BMO Nesbitt Burns Inc., Merrill Lynch Canada Inc., CIBC World Markets Inc., HSBC Securities (Canada) Inc., BNP Paribas (Canada) Securities Inc., Citigroup Global Markets Canada Inc., Desjardins Securities Inc., J.P. Morgan Securities Canada Inc. and National Bank Financial Inc. (individually, an “Underwriter” and collectively with the Lead Underwriters, the “Underwriters”) understand that CAE Inc. (the “Corporation”) proposes to issue and sell 10,060,000 Common Shares (as hereinafter defined) of the Corporation (the “Firm Securities”). In addition, the Underwriters understand that the Corporation proposes to grant to the Underwriters an option (the “Over-Allotment Option”) to purchase additional Common Shares from the Corporation (the “Optional Securities”) for the sole purpose of covering over-allotments, in an amount equal to up to 15% of the number of Firm Securities (collectively, the Firm Securities and the Optional Securities are referred to as the “Purchased Securities”).

We also understand that the Corporation:

(a)

has filed a preliminary short form base shelf prospectus dated as of November 16, 2020, as approved, signed and certified (to the extent required) in accordance with Canadian Securities Laws, relating to the qualification for distribution of up to $2,000,000,000 aggregate offering price of Common Shares, debt securities, preferred shares, warrants, share purchase contracts, subscription receipts and units of the Corporation in each of the Canadian Qualifying Jurisdictions (together with all documents incorporated by reference therein and all documents otherwise deemed to be incorporated by reference therein, and in both the English and French languages unless the context otherwise requires, the “Canadian Preliminary Base Shelf Prospectus”);

(b)

has filed a preliminary (draft) shelf prospectus supplement of the Corporation dated as of November 16, 2020, as approved, signed and certified (to the extent required) in accordance with Canadian Securities Laws and incorporated by reference in the Canadian Preliminary Base Shelf Prospectus as contemplated by the Shelf Procedures for purposes of the qualification for distribution of the Purchased Securities under Canadian Securities Laws in the Canadian Qualifying Jurisdictions (together with all documents incorporated by reference therein and all documents otherwise deemed to be incorporated by reference therein, and in both the English and French languages unless the context otherwise requires, the “Canadian Draft Prospectus Supplement”), which Canadian Draft Prospectus Supplement excludes certain pricing and other information; and

(c)	has filed with the SEC a registration statement on Form F-10 (File No. 333-250113), including the Canadian Preliminary Base Shelf Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10), relating to the registration under the 1933 Act of the offer and sale of the Common Shares, debt securities, subscription receipts, preferred shares, warrants, share purchase contracts and units of the Corporation (such registration statement, including the financial statements, exhibits and schedules thereto, including the issuer filings with the SEC under the 1934 Act incorporated by reference therein and any information or documents deemed to be incorporated by reference therein or be a part thereof, the “Initial Registration Statement”); and

(d)

has filed with the SEC, pursuant to General Instruction II.L. of Form F-10, a preliminary prospectus supplement, dated November 16, 2020, relating to the offering of the Purchased Securities, which excludes certain pricing and other information (the “U.S. Initial Preliminary Prospectus Supplement”).

Based upon the foregoing and on the basis of the representations, warranties, covenants and agreements contained herein and subject to the terms and conditions set out below, the Corporation agrees to (i) sell to each of the Underwriters, and each of the Underwriters agrees jointly (and not solidarily) to purchase from the Corporation, the respective percentage of the Firm Securities set forth opposite the name of such Underwriter in Section 15.1 at a purchase price of C$29.85 (the “Purchase Price”) per Firm Security (for an aggregate purchase price of C$300,291,000); and (ii) in the event and to the extent the Over-Allotment Option granted to the Underwriters pursuant to this Agreement is exercised by the Underwriters, the Corporation agrees to sell to the Underwriters, and each of the Underwriters agrees jointly (and not solidarily) to purchase from the Corporation the respective percentage of the Optional Securities set forth opposite the name of such Underwriter in Section 15.1 at the purchase price of C$29.85 per Optional Security in the manner contemplated in Article 3.

The Corporation shall pay to the Underwriters a fee (the “Commission”) at the Time of Closing (as hereinafter defined) or the Option Closing Time (as hereinafter defined), as applicable, equal to 4.0% of the aggregate gross proceeds of Purchased Securities in consideration of the services to be rendered by the Underwriters in connection with such distributions, including, without limitation, assisting the Corporation in connection with the preparation and finalization of the documentation relating to the sale of the Purchased Securities, including the Prospectus Supplements (as hereinafter defined) and any amendments thereto; performing administrative work in connection with these matters; and all other services arising out of this Agreement.

The Purchased Securities will be initially offered for sale at the Purchase Price, provided that after the Underwriters have made a reasonable effort to sell all of the Purchased Securities at such price, the Underwriters may subsequently reduce the offering price of the Purchased Securities from time to time in order to sell any of the Purchased Securities remaining unsold, provided that any such reduction in the offering price shall not affect the Purchase Price to be paid to the Corporation. Each agreement of the Underwriters establishing a banking, selling or other group in respect of the distribution shall contain a similar covenant by each Selling Firm (as hereinafter defined).

On November 16, 2020, the Corporation entered into a subscription agreement with Caisse de dépôt et placement du Québec (“Caisse”) providing for the sale by the Corporation to Caisse of 5,025,126 Common Shares (the “Concurrent Private Placement Shares”) at a price of C$29.85 per Common Share, for total gross proceeds of C$150,000,011.10 (the “Concurrent Private Placement”). Completion of the Offering is conditional upon the concurrent closing of the Concurrent Private Placement.

The services provided by the Underwriters in connection herewith will not be subject to the goods and services tax or harmonized sales tax provided for in the Excise Tax Act (Canada) and taxable supplies provided will be incidental to the exempt financial services provided.

The agreement resulting from the acceptance of this letter by the Corporation shall be subject to the following terms and conditions:

ARTICLE 1

DEFINITIONS

In this Agreement, in addition to the terms defined above or elsewhere in this Agreement, the following terms shall have the following meanings:

“1933 Act” means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder;

“1934 Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder;

“Agreement” means this agreement, dated the date hereof, by and among the Corporation and each of the Underwriters;

“AMF” means the Autorité des marchés financiers (Québec);

“Annual Financial Statements” means the audited consolidated financial statements of the Corporation as at and for the financial years ended March 31, 2020 and 2019, together with the report of the independent registered public accounting firm thereon and the notes thereto;

“Annual Information Form” means the annual information form of the Corporation dated June 10, 2020;

“Anti-Money Laundering Laws” has the meaning ascribed thereto in Section 8.1(oo) hereof;

“Applicable Securities Laws” means all Canadian Securities Laws and all applicable securities laws in the United States and the respective regulations, rules, instruments, blanket orders and blanket rulings thereunder;

“Base Shelf Prospectuses” means, collectively, the Canadian Base Shelf Prospectus and the U.S. Base Shelf Prospectus;

“Beneficiaries” has the meaning ascribed thereto in Section 2(e) of Schedule A hereto;

“Bribery Act” has the meaning ascribed thereto in Section 8.1(hh) hereof;

“Business Day” means any day, excluding Saturday, Sunday and any other day which is a legal, statutory or civic holiday or a day on which banking institutions are required by law, regulation or local proclamation to close in the City of Montreal, Province of Québec, or the City of New York, State of New York, United States;

“Caisse” has the meaning ascribed thereto on the second page hereof;

“Canadian A&R Draft Prospectus Supplement” means the amended and restated version of the Canadian Draft Prospectus Supplement which includes the pricing and other information omitted from the Canadian

Draft Prospectus Supplement, to be approved, signed and certified (to the extent required) in accordance with Canadian Securities Laws and incorporated by reference in the Canadian Preliminary Base Shelf Prospectus as contemplated by the Shelf Procedures for purposes of the qualification for distribution of the Purchased Securities under Canadian Securities Laws in the Canadian Qualifying Jurisdictions and, unless the context otherwise requires, includes all documents incorporated by reference therein and all documents otherwise deemed to be incorporated by reference therein;

“Canadian Base Shelf Prospectus” means the final unallocated short form base shelf prospectus (in both the English and French languages unless the context otherwise requires) of the Corporation, to be approved, signed and certified (to the extent required) in accordance with Canadian Securities Laws, relating to the qualification for distribution of up to $2,000,000,000 aggregate offering price of Common Shares, debt securities, preferred shares, warrants, share purchase contracts, subscription receipts and units of the Corporation in each of the Canadian Qualifying Jurisdictions and, unless the context otherwise requires, includes all documents incorporated by reference therein and all documents otherwise deemed to be incorporated by reference therein;

“Canadian Draft Prospectus Supplement” has the meaning ascribed thereto on the first page hereof;

“Canadian Preliminary Base Shelf Prospectus” has the meaning ascribed thereto on the first page hereof;

“Canadian Preliminary Prospectus” means, collectively, the Canadian Preliminary Base Shelf Prospectus and the Canadian Preliminary Prospectus Supplement;

“Canadian Preliminary Prospectus Supplement” means, collectively, the Canadian Draft Prospectus Supplement and the Canadian A&R Draft Prospectus Supplement;

“Canadian Prospectus” means, collectively, the Canadian Base Shelf Prospectus and the Canadian Prospectus Supplement;

“Canadian Prospectus Supplement” means the shelf prospectus supplement (in both the English and French languages unless the context otherwise requires) of the Corporation, to be approved, signed and certified (to the extent required) in accordance with Canadian Securities Laws and incorporated by reference in the Canadian Base Shelf Prospectus as contemplated by the Shelf Procedures for purposes of the qualification for distribution of the Purchased Securities under Canadian Securities Laws in the Canadian Qualifying Jurisdictions and, unless the context otherwise requires, includes all documents incorporated by reference therein and all documents otherwise deemed to be incorporated by reference therein;

“Canadian Qualifying Jurisdictions” means each of the provinces of Canada;

“Canadian Securities Laws” means all applicable securities laws in the Canadian Qualifying Jurisdictions and the applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices, blanket orders and blanket rulings of the Securities Commissions;

“Claim” has the meaning ascribed thereto in Section 1(a) of Schedule A hereto;

“Closing” means the completion of the purchase of the Firm Securities;

“Closing Date” means the date on which the purchase of the Firm Securities will be completed which is scheduled for November 30, 2020 or such later date as the Corporation and the Underwriters mutually agree in writing;

“Commission” has the meaning ascribed thereto on the second page hereof;

“Common Shares” means common shares of the Corporation;

“Concurrent Private Placement” has the meaning ascribed thereto on the second page hereof;

“Concurrent Private Placement Shares” has the meaning ascribed thereto on the second page hereof;

“Concurrent Private Placement Subscription Agreement” means the subscription agreement dated the date hereof between Caisse and the Corporation relating to the Concurrent Private Placement;

“Corporation” has the meaning ascribed thereto on the first page hereof;

“Corporation Additional Written Communication” has the meaning ascribed thereto in Section 8.1(r) hereof;

“COVID-19 Outbreak” has the meaning ascribed thereto in Section 8.1(ww) hereof;

“distribution” and “distribution to the public” have the meaning as those terms are defined in Applicable Securities Laws;

“documents incorporated by reference” means collectively those documents incorporated by reference in the Prospectuses, including any other document prepared by the Corporation and filed with the Securities Commissions or the SEC after the date of this Agreement and before the completion of the distribution of the Purchased Securities that is of a type that is required to be incorporated by reference in the Prospectuses pursuant to NI 44- 101 or pursuant to Applicable Securities Laws of the United States, respectively;

“EDGAR” means the SEC’s Electronic Data Gathering, Analysis and Retrieval System;

“Environmental Laws” means any Canadian, United States and other foreign, federal, provincial, state, municipal and local laws and regulations relating to the protection of human health and safety, the environment, or to hazardous or toxic substances or wastes, pollutants or contaminants;

“FCPA” has the meaning ascribed thereto in Section 8.1(hh) hereof;

“Final Passport System Decision Document” means a receipt for the Canadian Base Shelf Prospectus issued in accordance with the Passport System;

“Financial Information” means, collectively, (i) the Financial Statements, (ii) the management’s discussion and analysis of financial results for the financial year ended March 31, 2020, (iii) the management’s discussion and analysis of financial results for the three and six-month periods ended September 30, 2020, and (iv) the consolidated financial information with respect to the Corporation included in the Canadian Prospectus under the headings “Non-GAAP and Other Financial Measures” and “Consolidated Capitalization”;

“Financial Statements” means, collectively, the Annual Financial Statements and the Interim Financial Statements;

“Firm Securities” has the meaning ascribed thereto on the first page hereof;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

“Indemnified Parties” and “Indemnified Party” have the meaning ascribed thereto in Section 1(a) of Schedule A hereto;

“Indemnifier” has the meaning ascribed thereto in Section 2(a) of Schedule A hereto;

“Initial Registration Statement” has the meaning ascribed thereto on the second page hereof;

“Intellectual Property” has the meaning ascribed thereto in Section 8.1(tt) hereof;

“Interim Financial Statements” means the unaudited condensed interim consolidated financial statements of the Corporation as at and for the three and six-month periods ended September 30, 2020 together with the notes thereto;

“Investment Company Act” has the meaning ascribed thereto in Section 8.1(x) hereof;

“Issuer Free Writing Prospectus” means any issuer free writing prospectus as defined in Rule 433 under the 1933 Act;

“knowledge of the Corporation” means to the actual knowledge of the President and Chief Executive Officer, the Vice President, Finance and Chief Financial Officer, the Group President, Civil Aviation Training Solutions, the Group President, Defence & Security, the President, CAE Healthcare,the General Counsel, Chief Compliance Officer and Corporate Secretary, after making due inquiries with their direct reports;

“Lead Underwriters” has the meaning ascribed thereto on the first page hereof;

“Liens” has the meaning ascribed thereto in Section 8.1(j) hereof;

“marketing materials” has the meaning ascribed thereto in NI 41-101;

“Material Adverse Effect” means any change, event or effect that is or would reasonably be expected to be materially adverse to the condition (financial or otherwise), earnings, properties, assets, business, operations, or results of operations of the Corporation and its subsidiaries, taken as a whole;

“Material Contract” has the meaning ascribed thereto in Section 8.1(qq) hereof;

“Material Subsidiaries” means CAE USA Inc., CAE SimuFlite Inc., CAE USA Mission Solutions Inc., CAE Elektronik GmbH, Parc Aviation Limited and CAE Healthcare Inc.;

“material change”, “material fact” and “misrepresentation” have the meanings ascribed thereto under Applicable Securities Laws;

“NI 41-101” means National Instrument 41-101 General Prospectus Requirements adopted by the Securities Commissions;

“NI 44-101” means National Instrument 44-101 Short Form Prospectus Distributions adopted by the Securities Commissions;

“NI 44-102” means National Instrument 44-102 Shelf Distributions adopted by the Securities Commissions;

“NI 51-102” means National Instrument 51-102 Continuous Disclosure Obligations adopted by the Securities Commissions;

“NI 52-109” means National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings adopted by the Securities Commissions;

“NYSE” means the New York Stock Exchange;

“Offering” means the offering of the Purchased Securities to the public under the Prospectuses;

“Option Closing Date” has the meaning ascribed thereto in Section 3.1;

“Option Closing Time” has the meaning ascribed thereto in Section 3.1;

“Optional Securities” has the meaning ascribed thereto on the first page hereof;

“OSC” means the Ontario Securities Commission;

“Over-Allotment Option” has the meaning ascribed thereto on the first page hereof;

“Passport System” means the system and procedures for prospectus filing and review under Multilateral Instrument 11-102 Passport System and National Policy 11-202 Process for Prospectus Reviews in Multiple Jurisdictions adopted by the Securities Commissions and its related memorandum of understanding;

“Permits” means all permits, consents, waivers, applications, authorizations, licences, certificates, approvals, registrations, franchises, rights, privileges and exemptions or the like issued or granted by any governmental or regulatory authority;

“Permitted Free Writing Prospectus” has the meaning ascribed thereto in Section 4.3(e);

“Preliminary Passport System Decision Document” means a preliminary receipt for the Canadian Preliminary Base Shelf Prospectus issued in accordance with the Passport System;

“Preliminary Prospectuses” means, collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus;

“Prospectuses” means, collectively, the Base Shelf Prospectuses and the Prospectus Supplements, and any Prospectus Amendment;

“Prospectus Amendment” means the English and French language versions (unless the context otherwise indicates) of any amendment to the Prospectuses;

“Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement;

“Purchase Price” has the meaning ascribed thereto on the second page hereof;

“Purchased Securities” has the meaning ascribed thereto on the first page hereof;

“Purchasers” means purchasers of Purchased Securities pursuant to the Prospectuses hereof;

“Registration Statement” has the meaning ascribed thereto in Section 2.4 hereof;

“Representation Date” has the meaning ascribed thereto in Section 8.1 hereof;

“Sanctions” has the meaning ascribed thereto in Section 8.1(nn) hereof;

“SEC” means the United States Securities and Exchange Commission;

“Securities Commissions” mean, collectively, the securities commission or other securities regulatory authority in each of the Canadian Qualifying Jurisdictions;

“SEDAR” means System for Electronic Document Analysis and Retrieval;

“Selling Firms” has the meaning ascribed thereto in Section 6.1(a) hereof;

“Shelf Procedures” means the rules and procedures established pursuant to NI 44-102;

“Supplementary Material” means any Prospectus Amendment and any supplemental or additional or ancillary material, information, evidence, return, report, application, statement or document prepared and filed by the Corporation with the Securities Commissions;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

“template version” has the meaning ascribed to such term in NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101;

“Time of Closing” means 8:00 a.m. (Montreal time) on the Closing Date;

“TMX Group” has the meaning ascribed thereto in Section 18.2 hereof;

“TSX” means the Toronto Stock Exchange;

“Underwriters” has the meaning ascribed thereto on the first page hereof;

“United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

“U.S. Base Shelf Prospectus” means the base shelf prospectus included in the Registration Statement at the time it becomes effective;

“U.S. Initial Preliminary Prospectus Supplement” has the meaning ascribed thereto on the second page hereof;

“U.S. Preliminary Base Shelf Prospectus” means the base shelf prospectus included in the Initial Registration Statement;

“U.S. Preliminary Prospectus” means, collectively, the U.S. Preliminary Base Shelf Prospectus and the U.S. Preliminary Prospectus Supplement;

“U.S. Preliminary Prospectus Supplement” means the preliminary prospectus supplement, to be dated the date hereof and filed with the SEC pursuant to General Instruction II.L. of Form F-10, in accordance with Section 2.2 hereof, relating to the offering of the Purchased Securities, which includes the pricing and other information omitted from the U.S. Initial Preliminary Prospectus Supplement;

“U.S. Prospectus” means, collectively, the U.S. Base Shelf Prospectus and the U.S. Prospectus Supplement; and

“U.S. Prospectus Supplement” means the final prospectus supplement, to be filed with the SEC pursuant to General Instruction II.L. of Form F-10, in accordance with Section 2.4 hereof, relating to the offering of the Purchased Securities.

Terms used herein which are defined in the Prospectuses and not otherwise defined herein shall have the meaning set forth in the Prospectuses unless the context requires otherwise.

ARTICLE 2

FILING OF PROSPECTUSES AND REGISTRATION STATEMENT

2.1	The Corporation represents and warrants to and for the benefit of the Underwriters that:

(a)

it has elected to rely upon the Shelf Procedures and has filed the Canadian Preliminary Base Shelf Prospectus and the Canadian Draft Prospectus Supplement and other documents required to be filed under Canadian Securities Laws in accordance with the Passport System with the AMF (in its capacity as the principal regulator under the Passport System) and with the Securities Commissions in each of the Canadian Qualifying Jurisdictions, and has obtained the Preliminary Passport System Decision Document in respect of the Canadian Preliminary Prospectus; and

(b)	it has prepared and filed with the SEC the Initial Registration Statement and, pursuant to General Instruction II.L. of Form F-10, the U.S. Initial Preliminary Prospectus Supplement.

2.2

The Corporation shall, as soon as reasonably possible after with the execution of this Agreement, (i) file the Canadian A&R Draft Prospectus Supplement and all such other documents as are required under Canadian Securities Laws (in both the English and French languages) with the Securities Commissions and (ii) file with the SEC, pursuant to General Instruction II.L. of Form F-10, the U.S. Preliminary Prospectus Supplement.

2.3

The Corporation shall prepare and file, as soon as reasonably possible upon receipt of a confirmation from the AMF (and the OSC, if applicable) that there are no further comments on the Canadian Preliminary Prospectus and, in any event, not later than 11:00 p.m. (Montreal time) on November 23, 2020 (or such later date and time as may be agreed to in writing by the Lead Underwriters), the Canadian Prospectus and all such other documents as are required under Canadian Securities Laws (in both the English and French languages) with the Securities Commissions and otherwise fulfill all legal requirements to enable the Purchased Securities to be offered and sold to the public in each of the Canadian Qualifying Jurisdictions through the Underwriters or any other investment dealer or broker registered in the applicable Canadian Qualifying Jurisdictions.

2.4

The Corporation shall prepare and, as soon as reasonably possible after the filing of the Canadian Prospectus, (i) file with the SEC an amendment to the Initial Registration Statement, including the Canadian Base Shelf Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10) and cause such amendment to the Initial Registration Statement to become effective under the 1933 Act unless it becomes effective automatically upon filing (such amended Initial Registration Statement, as amended at the time it becomes effective, including the financial statements, exhibits and schedules thereto, including the issuer filings with the SEC under the 1934 Act incorporated by reference therein and any information or documents deemed to be incorporated by reference therein or be a part thereof, the “Registration Statement”) and (ii) file with the SEC, pursuant to General Instruction II.L. of Form F-10, the U.S. Prospectus Supplement.

2.5

The Corporation agrees to allow the Underwriters, prior to the filing of the Canadian Prospectus and the U.S. Prospectus, to participate fully in the preparation of the Canadian Prospectus and the U.S. Prospectus and such other documents as may be required under Applicable Securities Laws to (a) qualify the distribution of the Purchased Securities in each of the Canadian Qualifying Jurisdictions, (b) register the Purchased Securities with the SEC, and (c) to allow the Underwriters to conduct all “due diligence” investigations which the Underwriters may reasonably require to:

(a)	fulfill the Underwriters’ obligations as underwriters; and

(b)	enable the Underwriters to responsibly execute the certificate in the Canadian Prospectus Supplement required to be executed by the Underwriters.

2.6

The Corporation, subject to Section 2.7 hereof, will comply with the requirements under Applicable Securities Laws in connection with the distribution of the Purchased Securities, and will promptly notify the Lead Underwriters, and confirm the notice in writing, of: (a) the effectiveness of the Registration Statement and up to and including the Closing Date of any amendment to the Preliminary Prospectuses or the Prospectuses or the Initial Registration Statement, the Registration Statement or the filing of any supplement or amendment thereto; (b) any request by Securities Commission or the SEC for any amendment or supplement to the Preliminary Prospectuses or the Prospectuses or the Initial Registration Statement or the Registration Statement or for additional information; (c) the receipt of any comments from the Securities Commission or the SEC beginning as of the date hereof and up to and including the Closing Date; and (d) the issuance by the Securities Commission or the SEC of any stop order or of any order preventing or suspending the use of the Preliminary Prospectuses or the Prospectuses in respect of the Purchased Securities, of any notice of objection of the SEC to the use of the form of the Initial Registration Statement, or the Registration Statement or any amendment thereto, of the suspension of the qualification of the Purchased Securities for offering or sale in the Canadian Qualifying Jurisdictions or the United States, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Securities Commission or the SEC for additional information relating to the Purchased Securities. The Corporation will promptly cause: (a) each amendment or supplement to the Canadian Prospectus to be filed with the Securities Commissions as required pursuant to Canadian Securities Laws or, in the case of any document to be incorporated therein by reference, to be filed with the Securities Commissions as required pursuant to Canadian Securities Laws and within the time period prescribed; and (b) each amendment or supplement to the U.S. Prospectus to be filed with the SEC as required pursuant the 1933 Act. The Underwriters agree to assist the Corporation in all reasonable respects to secure compliance with all regulatory requirements in connection with the Offering. The Corporation will use its commercially reasonable efforts to prevent the issuance of any stop order and, if any stop order is issued, to obtain the lifting thereof at the earliest possible moment.

2.7

As of the date hereof and up to and including the Closing Date, the Corporation will give the Lead Underwriters notice of its intention to file or prepare any amendment to the Initial Registration Statement, or the Registration Statement, or any amendment, supplement (including any prospectus supplement) or revision to the Preliminary Prospectuses or the Prospectuses, whether pursuant to

Applicable Securities Laws (including the 1933 Act and the 1934 Act) or otherwise, will furnish the Lead Underwriters with copies of any such documents a reasonable amount of time prior to such proposed filing or use, as the case may be, and will not file or use any such document to which the Lead Underwriters or counsel for the Underwriters shall reasonably object in a timely manner, it being agreed that all references in this Agreement to information which is “contained”, “included” or “stated” (or other references of like import) in the Preliminary Prospectuses, the Prospectuses or the Initial Registration Statement, or the Registration Statement shall be deemed to mean and include all such filings or information which is or is deemed to be incorporated by reference in or otherwise deemed under the Applicable Securities Laws to be a part of or included in the Preliminary Prospectuses, the Prospectuses or the Initial Registration Statement, or the Registration Statement, as the case may be, as of the date hereof; and all references in this Agreement to amendments or supplements to the Initial Registration Statement, Amendment No. 1 to the Registration Statement, the Registration Statement, the U.S. Preliminary Base Shelf Prospectus, the U.S. Base Shelf Prospectus, the U.S. Preliminary Prospectus or the U.S. Prospectus shall be deemed to mean and include the filing of any document under the 1934 Act which is incorporated by reference therein or deemed to be incorporated by reference therein or otherwise deemed to be a part of or included in the Initial Registration Statement, the Registration Statement, the U.S. Preliminary Base Shelf Prospectus, the U.S. Base Shelf Prospectus, the U.S. Preliminary Prospectus or the U.S. Prospectus, as the case may be after the date hereof.

ARTICLE 3

OVER-ALLOTMENT OPTION

3.1

The Corporation hereby grants to the Underwriters, in the respective percentages set out in Section 15.1 of this Agreement, the Over-Allotment Option to purchase up to an additional 1,509,000 Optional Securities, being 15% of the number of Firm Securities at a purchase price per Optional Security equal to the Purchase Price. The Over-Allotment Option may be exercised in whole or in part on one occasion prior to its expiry in accordance with the provisions of this Agreement. Delivery of and payment for any Optional Security will be made electronically at the time (the “Option Closing Time”) on the date set out in the written notice of the Lead Underwriters referred to below (the “Option Closing Date”) which may occur on the Closing Date but will in no event occur earlier than the Closing Date, nor earlier than two Business Days or later than five Business Days after the date upon which the Corporation receives written notice from the Lead Underwriters on behalf of the Underwriters, setting out the number of Optional Securities to be purchased by the Underwriters, which notice must be received by the Corporation not later than 5:00 p.m. (Montreal time) on the date that is thirty (30) days after the Closing Date. Upon the furnishing of the notice, the Underwriters will jointly (and not solidarily) be committed to purchase, in the respective percentages set out in Section 15.1 of this Agreement, and the Corporation will be committed to issue and sell in accordance with and subject to the provisions of this Agreement the number of Optional Securities indicated in the notice. Optional Securities may be purchased by the Underwriters only for the purpose of satisfying over-allotments made in connection with the distribution of the Firm Securities and for market stabilization purposes permitted pursuant to Applicable Securities Laws. The Corporation agrees that the number of Optional Securities to be issued upon exercise of the Over-Allotment Option shall be adjusted for any stock splits, consolidations or other changes to the Common Shares after the Closing Date, if any.

ARTICLE 4

DELIVERY OF THE PROSPECTUS SUPPLEMENTS AND RELATED DOCUMENTS

4.1	The Corporation shall deliver or cause to be delivered to the Underwriters and the Underwriters’ counsel the documents set out below at the respective times indicated:

(a)

on the date hereof, copies of (i) the Canadian Preliminary Prospectus, in the English and French languages, as filed with the Securities Commissions and copies of all documents or information incorporated by reference therein and (ii) the Initial Registration Statement as originally filed and, on the date such amendment is filed, each amendment thereto, including all exhibits and consents filed therewith and documents incorporated by reference therein, in each case which have not previously been delivered to the Underwriters or are not otherwise available on SEDAR or EDGAR, as applicable;

(b)	prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions or the SEC of such documents:

(i)	copies of the Canadian Prospectus in the English and French languages, signed as required by Canadian Securities Laws;

(ii)	copies of the U.S. Prospectus; and

(iii)	copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters or are not otherwise available on SEDAR or EDGAR, as applicable;

(c)

as soon as they are available and during the period of distribution of the Purchased Securities, copies of the English and French language versions, as applicable, of any Prospectus Amendment to the Canadian Prospectus required to be filed under Applicable Securities Laws, signed as required by Canadian Securities Laws;

(d)

as soon as they are available and during the period of distribution of the Purchased Securities, copies of any documents incorporated by reference in, or exhibits to, the Canadian Prospectus, the U.S. Prospectus any Prospectus Amendment or any amendment to any of them which have not been previously delivered to the Underwriters or are not otherwise available on SEDAR or EDGAR;

(e)	prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of the Canadian Prospectus:

(i)

an opinion of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, Montreal, Québec, the auditors of the Corporation, dated the date of the Canadian Prospectus Supplement, and acceptable in form and substance to the Underwriters, acting reasonably, that the French language version of the Financial Information is, in all material respects, a complete and accurate translation of the English language version thereof; and

(ii)

an opinion of counsel for the Corporation in the Province of Québec, acceptable to the Underwriters, acting reasonably, dated the date of the Canadian Prospectus Supplement, and acceptable in form and substance to the Underwriters, acting reasonably that, except for the Financial Information contained in the Canadian Prospectus, the French language version of the Canadian Prospectus is, in all material respects, a complete and accurate translation of the English language version thereof;

(f)	at the time of filing the Prospectus Supplements or any Prospectus Amendments, as the case may be, a comfort letter from PricewaterhouseCoopers LLP, Independent Registered

Public Accounting Firm, Montreal, Québec, the auditors of the Corporation, with respect to the Financial Information and statistical and accounting data relating to the Corporation included in or incorporated by reference in the Prospectus Supplements or any Prospectus Amendments dated the date of the applicable Prospectus Supplement or any Prospectus Amendment, as the case may be, with a cut-off date for investigation not more than two Business Days prior to the date of the comfort letter, and acceptable in form and substance to the Underwriters, acting reasonably, which comfort letter shall be in addition to any comfort letters required by and addressed to securities regulatory authorities; and

(g)

as soon as practicable and in any event no later than noon (Montreal time) on November 19, 2020 in respect of the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus and no later than noon (Montreal time) on the second Business Day following the date of the filing of the Prospectus Supplements with the Securities Commission and the SEC, as applicable, at offices designated by the Underwriters in the city where printing occurs, such number of commercial copies in the English language and French language of the Prospectuses as the Underwriters may reasonably request.

4.2

The delivery to the Underwriters of the filed Prospectus Supplements shall constitute the consent of the Corporation to the use of the Prospectuses by the Underwriters in connection with the distribution of the Purchased Securities in the Canadian Qualifying Jurisdictions and in the United States, as applicable.

4.3	The Corporation hereby represents, warrants and covenants to the Underwriters as follows:

(a)

the documents incorporated by reference or deemed to be incorporated by reference into the Prospectuses, when they were filed with the Securities Commissions or the SEC, as the case may be, conformed in all material respects to the requirements of Applicable Securities Laws; and any further documents so filed and incorporated by reference into the Prospectuses or any amendment or supplement thereto during the period of distribution of the Purchased Securities, when such documents are filed with the Securities Commissions or the SEC, as applicable, will conform in all material respects to the requirements of Applicable Securities Laws, as applicable;

(b)

the Preliminary Prospectuses and the Prospectuses did or will, as of the applicable filing date, conform in all material respects with the applicable requirements of Applicable Securities Laws, and the Canadian Preliminary Base Shelf Prospectus (as supplemented by the Canadian Preliminary Prospectus Supplement and any Supplementary Material) and the Canadian Base Shelf Prospectus (as supplemented by the Canadian Prospectus Supplement and any Supplementary Material) did or will, as of the applicable filing date of the Prospectus Supplements, constitute full, true and plain disclosure of all material facts relating to the Corporation and the Purchased Securities, and the Prospectuses will not, as of their applicable filing date and as of the Closing Date, contain a misrepresentation or an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Lead Underwriters specifically for inclusion in the Preliminary Prospectuses or the Prospectuses.

(c)

at the respective times the Registration Statement and any post-effective amendments thereto become effective and at each Representation Date, the Registration Statement and any amendments thereto will comply in all material respects with the applicable requirements of Applicable Securities Laws and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Lead Underwriters specifically for inclusion in therein.

(d)

the Preliminary Prospectuses and the Prospectuses delivered to the Underwriters for use in connection with the Offering will, at the time of such delivery, be identical to any electronically transmitted copies thereof filed with the SEC or the Securities Commissions or available on SEDAR or EDGAR;

(e)

that it has not made, and agrees that, unless it obtains the prior written consent of the Lead Underwriters, it will not make, any offer relating to the Firm Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405 under the 1933 Act) required to be filed by the Corporation with the SEC or retained by the Corporation under Rule 433 under the 1933 Act, provided that the prior written consent of the Lead Underwriters shall be deemed to have been given in respect of the term sheet of the Corporation dated November 16, 2020 in connection with the Offering. Any such free writing prospectus consented to or deemed to be consented to by the Lead Underwriters is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Corporation agrees that (i) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus, and (ii) has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 under the 1933 Act applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the SEC, legending and record keeping. The Corporation consents to the use by any Underwriter of a free writing prospectus that (a) is not an “issuer free writing prospectus” as defined in Rule 433 under the 1933 Act, and (b) contains only (i) information describing the preliminary terms of the offering of Firm Securities, (ii) information permitted by Rule 134 under the 1933 Act, (iii) pricing information or (iv) information that describes the final terms of the Firm Securities or their offering and that is included such marketing materials that have been approved and filed in accordance with Section 5.1;

(f)

it agrees to pay the required Securities Commissions and SEC filing fees relating to the Firm Securities and any other fees required by the Securities Commissions within the time required by and in accordance with Applicable Securities Laws;

(g)

to use its best efforts to ensure that members of management are available to provide assistance to the Underwriters, as reasonably requested by the Underwriters, with respect to the marketing of the Purchased Securities;

(h)

it has not taken and will not take, directly or indirectly, any action designed to or that would constitute or that would reasonably be expected to cause or result in, under Canadian Securities Laws, stabilization or manipulation of the price of the Firm Securities to facilitate the sale or resale of the Firm Securities, and the Corporation has not taken and will not take, directly or indirectly, any action designed to or that would constitute or that would reasonably be expected to cause or result in, under the 1934 Act, stabilization or manipulation of the price of the Firm Securities to facilitate the sale or resale of the Firm Securities; and

(i)

without the prior written consent of the Lead Underwriters, on behalf of the Underwriters, which consent will not be unreasonably withheld or delayed, will not, and will not publicly disclose an intention to, for a period of 90 days after the Closing Date, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, except for (i) the issuance by the Corporation of Common Shares issued and sold pursuant to the Offering, including as a result of the exercise of the Over-Allotment Option; (ii) the issuance by the Corporation of the Common Shares upon the exercise of an option or warrant or the conversion of a security outstanding as of the date of this Agreement; (iii) the issuance by the Corporation of any Common Shares or options to acquire Common Shares or other award, right or grant pursuant to the Corporation’s stock option plan, deferred share unit plan, performance and restricted share unit plan or employee share purchase plan existing as of the date of this Agreement and the issuance of Common Shares in connection with the exercise, vesting or settlement of any such options, awards rights or grants; (iv) the issuance by the Corporation of any Common Shares pursuant to a dividend reinvestment plan or optional share purchase plan; (v) to satisfy existing contractual arrangements entered into prior to the date hereof and disclosed to the Underwriters in writing at or prior to such time as this Agreement is executed; (vi) pursuant to the Corporation’s shareholder rights plan; or (vii) up to 5,025,126 Common Shares to be issued and sold pursuant to the Concurrent Private Placement.

ARTICLE 5

MARKETING MATERIALS

5.1	During the distribution of the Purchased Securities:

(a)

the Corporation shall prepare, in consultation with the Lead Underwriters, and approve in writing, prior to such time any marketing materials are provided to potential Purchasers, a template version of any marketing materials reasonably requested to be provided by the Underwriters to any such potential Purchaser, such marketing materials to comply with Applicable Securities Laws and to be acceptable in form and substance to the Corporation and the Underwriters, acting reasonably;

(b)

the Lead Underwriters shall, on behalf of the Underwriters, as contemplated by Applicable Securities Laws, approve a template version reasonably acceptable to the Underwriters of any such marketing materials in writing prior to the time such marketing materials are provided to potential Purchasers;

(c)

the Underwriters jointly (and not solidarily) covenant and agree not to take any action that would result in the Corporation being required to file with the Securities Commissions or the SEC any “marketing materials” that otherwise would not be required to be filed by the Corporation, but for the action of the Underwriters;

(d)	the Corporation shall file a template version of the English version of any such marketing materials on SEDAR as soon as reasonably practical after such marketing materials are so approved in writing by the Corporation and the Lead Underwriters and, in any event, on or before the day the marketing materials are, to the knowledge of the Corporation, first provided to any potential Purchaser. Any comparables (as defined in NI 41-101) and any disclosure relating to such comparables shall be removed from the template version in accordance with NI 44-101 prior to filing such template version on SEDAR (provided that if any such comparables are removed, the Corporation shall deliver a complete template version of any such marketing materials to the Securities Commissions), and the Corporation shall provide a copy of such filed template version to the Underwriters as soon as practicable following such filing. The Corporation shall comply with Applicable Securities Laws and other applicable laws in connection with the filing of the French language version of any such marketing materials, and a copy thereof shall be delivered to the Underwriters as soon as practicable following such filing; and

(e)

following the approvals set forth in Sections 5.1(a) to 5.1(b) above, the Underwriters may provide a limited-use version (within the meaning of NI 44-101) of such marketing materials to potential Purchasers in accordance with Applicable Securities Laws.

5.2	The Corporation and the Underwriters, on a joint (and not solidary) basis, covenant and agree that during the distribution of the Purchased Securities:

(a)

not to provide any potential Purchaser with any marketing materials unless a template version of such materials has been filed by the Corporation with the Securities Commissions on or before the day such marketing materials are first provided to any potential Purchaser;

(b)

not to provide any potential Purchaser with any materials or information in relation to the distribution of the Purchased Securities or the Corporation, other than: (i) such marketing materials that have been approved and filed in accordance with Section 5.1; (ii) the Initial Registration Statement, the Registration Statement, the Preliminary Prospectuses, the Prospectuses, any Issuer Free Writing Prospectus reviewed and consented to by the Lead Underwriters or any Corporation Additional Written Communication; and (iii) any standard term sheets approved in writing by the Corporation and the Lead Underwriters on behalf of the Underwriters; and

(c)

that any marketing materials approved and filed in accordance with Section 5.1, and any standard term sheets approved in writing by the Corporation and the Lead Underwriters, shall only be provided to potential investors in those jurisdictions where it is lawful for such party to do so.

5.3	The Underwriters jointly (and not solidarily) covenant and agree to comply with Applicable Securities Laws in connection with the provision of marketing materials to potential Purchasers, including:

(a)

by sending, as soon as practicable following the issuance of the Preliminary Passport System Decision Document, a copy of the Canadian Preliminary Prospectus to each person that previously received marketing materials and expressed an interest in purchasing the Purchased Securities;

(b)

by sending, together with marketing materials provided following the issuance of a Preliminary Passport System Decision Document but prior to the issuance of a Final Passport System Decision Document, a copy of the Canadian Preliminary Prospectus and any Supplementary Material; and

(c)	by sending, together with marketing materials provided following the issuance of a Final Passport System Decision Document, a copy of the Canadian Prospectus and any Supplementary Material.

ARTICLE 6

OTHER COVENANTS OF THE UNDERWRITERS

6.1	Each Underwriter jointly (and not solidarily) covenants with the Corporation that it shall:

(a)

conduct its activities with respect to the offer to sell and the distribution of the Purchased Securities, directly and through other registered dealers (or other dealers duly qualified in their respective jurisdictions) (the “Selling Firms”) in compliance with all relevant laws and regulatory requirements and the provisions of this Agreement;

(b)	not be liable to the Corporation under this Section 6.1 with respect to a default by another Underwriter (or another Selling Firm that is not an affiliate of such Underwriter);

(c)

offer and cause the Selling Firms to offer the Purchased Securities for sale to the public and sell the Purchased Securities only in those jurisdictions where they may lawfully be offered for sale and upon the terms and conditions set forth in the Prospectus Supplements, and shall not, directly or through any affiliate of an Underwriter, and shall cause any Selling Firm to similarly agree, sell any Purchased Securities in any jurisdiction outside of the Canadian Qualifying Jurisdictions and the United States which would require the filing of a prospectus, registration statement or similar offering document; and

(d)

use reasonable best efforts to complete, and cause the Selling Firms to complete, the distribution of the Purchased Securities as soon as possible after the Time of Closing. The Underwriters shall notify the Corporation when, in the Underwriters’ opinion, the distribution of the Purchased Securities has been completed and provide the Corporation, as soon as reasonably practical thereafter, with a breakdown of the number of Purchased Securities distributed in each of the Canadian Qualifying Jurisdictions where such breakdown is required by the securities regulatory authority of such jurisdiction.

ARTICLE 7

NOTICE OF MATERIAL CHANGE

7.1

During the period of distribution to the public of the Purchased Securities, which shall be the period from the date hereof to the date upon which the Corporation has received the notice of termination contemplated in Section 12.1 or the notice that distribution has ceased as contemplated in Section 6.1(d) hereof, whichever is earlier, the Corporation shall promptly notify the Underwriters in writing of:

(a)

any material fact that has arisen or has been discovered which would have been required to have been stated in the Preliminary Prospectuses, the Prospectuses, or any Supplementary Material, as the case may be, had the fact arisen or been discovered on, or prior to, the date of such document; and

(b)

any change in a material fact in the Preliminary Prospectuses, the Prospectuses or any Supplementary Material, as the case may be, or the existence of any new material fact, which change or new material fact is, or may be of such a nature as:

(i)

would result in the Preliminary Prospectuses, the Prospectuses or any Supplementary Material, as they exist taken together in their entirety immediately prior to such change or material fact, containing a misrepresentation;

(ii)	would result in the Preliminary Prospectuses, the Prospectuses or any Supplementary Material not complying in all material respects with Applicable Securities Laws; or

(iii)

would reasonably be expected to have a significant adverse effect on the market price or value of the Purchased Securities or the Common Shares or to prevent, materially restrict or otherwise materially affect trading in or distribution of the Purchased Securities.

7.2

In any such case described in Section 7.1, the Corporation shall promptly and, in any event within applicable time limitations set out in Applicable Securities Laws, comply with all legal requirements necessary to comply with Applicable Securities Laws in order to allow for the continued distribution of the Purchased Securities as contemplated hereunder.

7.3

The Corporation shall in good faith discuss with the Underwriters any fact or change (actual, proposed or prospective) which is of such a nature that there is reasonable doubt whether notice needs to be given to the Underwriters pursuant to this Section 7.1.

ARTICLE 8

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE CORPORATION

8.1

The Corporation hereby represents, warrants and covenants to each Underwriter, as of the date hereof, as of the time the Registration Statement becomes effective, as of the Closing Date and as of the Option Closing Time as applicable (each, a “Representation Date”), that:

Corporate Matters

(a)

the Corporation (i) has been duly incorporated or otherwise formed and organized, (ii) is validly existing as a corporation and in good standing under the laws of Canada, (iii) has all requisite power and authority to own its properties and assets, and to carry on its undertaking as described in the Preliminary Prospectuses and the Prospectuses, including issuing the Firm Securities, as contemplated hereby, and (iv) is qualified and in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, except where, in the case of clause (iv) above, the failure to be so qualified or in good standing would not, individually or in the aggregate, result in a Material Adverse Effect. All necessary corporate action has been taken by the Corporation to authorize the delivery of the Preliminary Prospectuses and the Prospectuses and the filing thereof, as the case may be, with the Securities Commissions or the SEC under Applicable Securities Laws;

(b)

this Agreement and the Concurrent Private Placement Subscription Agreement have been duly authorized, executed and delivered by the Corporation and constitute a valid and binding agreement of the Corporation, enforceable against the Corporation in accordance with their terms, subject to the fact that rights of indemnity and contribution may be limited by applicable law and except as the enforcement thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting the rights and remedies of creditors, by general equitable principles;

(c)

no consent, approval, authorization or other order of, or registration or filing with, any court or other governmental or regulatory authority or agency is required for the Corporation’s execution, delivery or performance of this Agreement or the Concurrent Private Placement Subscription Agreement or consummation of the transactions contemplated hereby and thereby, by the Preliminary Prospectuses or by the Prospectuses, except such as (i) have been, or will be, obtained or made by the Corporation on or prior to the Closing Time or those filings required to be made following the Closing Time in connection with the Concurrent Private Placement or (ii) may be required (and will be obtained on or prior to the Closing Time) under Applicable Securities Laws or blue sky laws and from the Financial Industry Regulatory Authority;

(d)

the execution and delivery of this Agreement and the Concurrent Private Placement Subscription Agreement by the Corporation, the fulfillment of the terms hereof by the Corporation, and the issuance, sale and delivery of the Firm Securities at the Time of Closing or of the Optional Securities at the Option Closing Time as applicable, and the issuance, sale and delivery of the Concurrent Private Placement Shares, do not and will not result in, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in:

(i)

a breach or violation of, and do not and will not conflict with, any of the terms, conditions or provisions of the articles, by-laws or other constating documents of the Corporation or the Material Subsidiaries or resolutions of their respective shareholders or directors (or any committee thereof);

(ii)

a breach of or default under any indenture, agreement or instrument to which the Corporation or any of the Material Subsidiaries is a party or by which the Corporation or any of the Material Subsidiaries will be contractually bound at the Time of Closing or at the Option Closing Time, except for such breaches or defaults that would not individually or in the aggregate have a Material Adverse Effect; or

(iii)

any violation of any statute, law, rule, regulation or judgment, order or decree of any governmental body, agency or court having jurisdiction over the Corporation or any of its subsidiaries, except for such violations that would not, individually or in the aggregate, result in a Material Adverse Effect;

(e)

each of the Material Subsidiaries (i) has been duly incorporated or otherwise formed and organized, (ii) is validly existing and in good standing (or, if applicable, the equivalent in the applicable jurisdiction) under the laws of its jurisdiction of incorporation, formation or organization, (iii) has all requisite capacity and authority to own, lease and operate its property and assets and to carry on its business as described in the Preliminary Prospectuses and the Prospectuses, and (iv) is qualified and in good standing (or, if applicable, the equivalent in the applicable jurisdiction) in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, except where, in the case of clause (iv) above, the failure to be so qualified or in good standing would not, individually or in the aggregate, result in a Material Adverse Effect;

(f)

the Material Subsidiaries contribute in the aggregate, in excess of 70% of the consolidated revenues of the Corporation as indicated in the Interim Financial Statements. Except for the Material Subsidiaries, no subsidiary of the Corporation contributes more than 5% of the consolidated revenues of the Corporation as indicated in the Interim Financial Statements. The Corporation is, directly or indirectly, the registered and beneficial holder of all of the issued and outstanding securities of each Material Subsidiary;

(g)

the attributes and characteristics of the share capital (including the Common Shares) of the Corporation conform in all material respects to the attributes and characteristics thereof described in the Registration Statement, the Preliminary Prospectuses and the Prospectuses;

(h)

the Corporation is not, directly or indirectly through any of its subsidiaries, a member, partner or participant in any partnership, joint venture or syndicate where the joint liability that could arise from such membership, partnership or participation would reasonably be expected to have a Material Adverse Effect;

(i)	the authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in one or more series;

(j)

all of the issued and outstanding Common Shares have been duly authorized and validly issued and are fully paid and non-assessable. All of the issued and outstanding shares or equity interests of each of the Material Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and, except as otherwise disclosed in the Preliminary Prospectuses and the Prospectuses, are owned by the Corporation, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance or claim (“Liens”), except for any such Liens that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect;

(k)

the Purchased Securities have been duly authorized and, when issued, delivered and paid for in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable, and the Purchased Securities will not be issued in violation of any preemptive or similar rights;

(l)

except as contemplated hereby and as otherwise disclosed in the Preliminary Prospectuses and the Prospectuses, and for greater certainty, other than in respect of the Concurrent Private Placement, no person, firm or corporation, as of the date hereof, has any agreement or option with the Corporation, or any right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option with the Corporation, for the purchase, subscription or issuance of any Firm Securities;

(m)

except as has been disclosed to the Underwriters, the minutes and records of the Corporation made available to counsel for the Underwriters in connection with their due diligence investigation in respect of the Offering contain copies of all proceedings (or certified copies thereof) in respect of material matters of the shareholders, the boards of directors and all committees of the boards of directors of the Corporation since January 1, 2016 to the date of review of such corporate records and minutes and there have been no other meetings, resolutions or proceedings in respect of material matters of the shareholders, board of directors or any committees of the board of directors of the Corporation since January 1, 2016 to the date of review of such corporate records and minutes not reflected in such minutes and other records;

(n)

Computershare Trust Company of Canada, at its principal office located in the City of Toronto, has been duly appointed as registrar and transfer agent for the Common Shares in Canada and Computershare Trust Company, N.A. has been duly appointed as transfer agent and registrar for the Common Shares in the United States;

Securities Matters

(o)

the Corporation is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to use the Shelf Procedures and file a short form base shelf prospectus in each of the Canadian Qualifying Jurisdictions;

(p)

the Corporation meets the general eligibility requirements for use of Form F-10 under the 1933 Act, and the rules and regulations of the SEC, has filed the Initial Registration Statement in respect of the Firm Securities and has appointed an agent for service of process on Form F-X in connection with the filing of the Initial Registration Statement. No stop order suspending the effectiveness of the Initial Registration Statement, or the Registration Statement has been issued under the 1933 Act and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Corporation, are contemplated or threatened by any of the Securities Commissions, and any request on the part of any of the Securities Commissions for additional information has been complied with;

(q)

(i) at the time of filing the Initial Registration Statement, (ii) at the time the Registration Statement becomes effective and (iii) as of the execution of this Agreement (with such date being used as the determination date for purposes of this clause (iii)), the Corporation was not and is not an Ineligible Issuer (as defined in Rule 405 under the 1933 Act), without taking account of any determination by the SEC pursuant to Rule 405 under the 1933 Act that it is not necessary that the Corporation be considered an Ineligible Issuer;

(r)

the Corporation has not distributed and will not distribute, prior to the later of the Closing Date and the completion of the Underwriters’ distribution of the Firm Securities, any offering material in connection with the offering and sale of the Firm Securities other than the Initial Registration Statement, the Registration Statement, the Preliminary Prospectuses, the Prospectuses, marketing materials that have been approved and filed in accordance with Section 5.1, any Issuer Free Writing Prospectus reviewed and consented to by the Lead Underwriters or any electronic road show or other written communications reviewed and consented to by the Lead Underwriters (each, a “Corporation Additional Written Communication”). Each such Corporation Additional Written Communication, when taken together with the U.S. Final Prospectus, did not, and at the Closing Date and at the Option Closing Time will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from the Corporation Additional Written Communication based upon and in conformity with written information furnished to the Corporation by or on behalf of any Underwriter through the Lead Underwriters specifically for use therein;

(s)

there are no persons with registration or other similar rights to have any equity or debt securities registered for sale under the Registration Statement or included in the offering contemplated by this Agreement, except for such rights as have been duly waived;

(t)

the Corporation is, and will at the Time of Closing and at the Option Closing Time be, a reporting issuer or the equivalent in each of the Canadian Qualifying Jurisdictions and is not on a list of defaulting issuers maintained by any of the Securities Commissions pursuant to Applicable Securities Laws. In particular, without limiting the foregoing, the Corporation is in compliance, in all material respects, with all of its applicable continuous disclosure obligations under Applicable Securities Laws and no material change relating to the Corporation has occurred with respect to which the requisite material change report has not been filed on a non-confidential basis with all relevant securities regulatory authorities (unless originally filed on a confidential basis and subsequently made non-confidential);

(u)

the issued and outstanding Common Shares are listed and posted for trading on the TSX and the NYSE, and the Purchased Securities and the Concurrent Private Placement Shares will be listed and posted for trading on the TSX and the NYSE upon the Corporation complying with the usual conditions imposed by the TSX and NYSE with respect thereto;

(v)

no Securities Commission or similar regulatory authority or the TSX or the NYSE or the SEC has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation, and no such proceeding is, to the knowledge of the Corporation, pending, contemplated or threatened;

(w)	the Common Shares are “actively-traded security” exempted from the requirements of Rule 101 of Regulation M under the 1934 Act by subsection (c)(1) of such rule;

(x)

the Corporation has been advised of the rules and requirements under the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder (the “Investment Company Act”). The Corporation is not, and, after receipt of payment for the Firm Securities and the Concurrent Private Placement Shares and the application of the proceeds thereof as contemplated under the caption “Use of Proceeds” in the Preliminary Prospectuses and the Prospectuses, will not be, required to register as an “investment company” within the meaning of the Investment Company Act;

(y)	the Corporation intends to use the net proceeds from the Offering in the manner specified in the Prospectus Supplements under the heading “Use of Proceeds”;

Financial and Tax Matters

(z)

the Financial Statements have been prepared in accordance with IFRS (and on a basis consistent throughout the periods indicated except as disclosed in the Financial Statements), and present fairly in all material respects, the financial position of the Corporation as of the dates indicated and the results of operations and the changes in financial position of the Corporation for the periods specified. The consolidated financial information with respect to the Corporation included in the Canadian Prospectus under the heading “Consolidated Capitalization” presents fairly in all material respects the information shown therein and, other than as disclosed in the Preliminary Prospectuses and the Prospectuses, has been compiled on a basis consistent with that of the Financial Statements;

(aa)	the Corporation had a reasonable basis for disclosing all forward-looking information contained or incorporated by reference in the Preliminary Prospectuses and the Prospectuses;

(bb)

other than as disclosed in the Financial Information, there are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Corporation or any of its subsidiaries with unconsolidated entities or other persons that would reasonably be expected to have a Material Adverse Effect;

(cc)

none of the Corporation or any Material Subsidiary has, or on the Closing Date will have, incurred any material liabilities or obligations, whether accrued, contingent or otherwise, of the type required to be reflected on a balance sheet prepared in accordance with IFRS, except for liabilities or obligations: (i) that occurred in the ordinary course of business, (ii) reflected in or reserved against in the Financial Statements, or (iii) disclosed in the Preliminary Prospectuses and the Prospectuses;

(dd)

there is not currently and, during the last three fiscal years, has not been any reportable event (within the meaning of NI 51-102) with the auditors of the Corporation, PricewaterhouseCoopers LLP. To the knowledge of the Corporation, PricewaterhouseCoopers LLP, chartered professional accountants, Montreal, Québec are independent with respect to the Corporation within the meaning of the Code of Ethics of the Ordre des comptables professionnels agréés du Québec. To the knowledge of the Corporation, PricewaterhouseCoopers LLP is an independent registered public accounting firm with respect to the Corporation within the meaning of the 1933 Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States)

(ee)

the Corporation maintains a system of internal control over financial reporting which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS;

(ff)

the Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (iii) access to its assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to differences; and (v) material information relating to it and its subsidiaries (taken as a whole) is made known to those within the Corporation or such subsidiary responsible for the preparation of the financial statements during the period in which the financial statements have been prepared and that such material information is disclosed to the public within the time periods required by Applicable Securities Laws; except as disclosed in the Preliminary Prospectuses and the Prospectuses, (A) the Corporation is not aware of any material weakness in the Corporation’s internal control over financial reporting which would be required to be disclosed in a certificate issued pursuant to NI-52-109, and (B) since the date of the most recent Financial Statements, there has been no change in the Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting;

(gg)

the Corporation maintains “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the 1934 Act) that comply with the requirements of the 1934 Act; and such disclosure controls and procedures have been designed to ensure that material information relating to the Corporation and its subsidiaries (taken as a whole) is made known to the Corporation’s principal executive officer and principal financial officer by others within those entities to allow timely decisions regarding disclosure; and such disclosure controls and procedures are effective to perform the functions for which they were established to the extent required by Rule 13a-15 under the 1934 Act;

(hh)

other than as disclosed in the Preliminary Prospectuses and the Prospectuses: (i) the Corporation and each subsidiary has, on a timely basis, filed all necessary tax returns and notices and has paid or made provision for all applicable taxes of whatever nature for all tax years to the date hereof to the extent such taxes have become due or have been alleged to be due, except to the extent that the failure to do any of the foregoing would not reasonably be expected to have a Material Adverse Effect; and (ii) except for customary extensions for U.S. federal tax returns and for COVID-19 related extensions for filing or paying taxes, the Corporation is not aware of any tax deficiencies or interest or penalties accrued or accruing or alleged to be accrued or accruing, thereon with respect to itself or any subsidiary which have not otherwise been provided for by the Corporation, except to the extent that any such deficiency, interest or penalty would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(ii)

the Corporation (i) has not made any acquisition that is a “significant acquisition” within the meaning of NI 51-102 in its current financial year or prior financial years in respect of which historical and/or pro forma financial statements would be required to be included or incorporated by reference into the Preliminary Prospectuses and the Prospectuses, and (ii) does not currently propose to make an acquisition that has progressed to a state where a reasonable person would believe that the likelihood of the acquisition being completed is high, and that would be a “significant acquisition” within the meaning of NI 51-102 if completed as of the date of the Preliminary Prospectuses and the Prospectuses;

Legal and Compliance Matters

(jj)

except as otherwise disclosed in the Preliminary Prospectuses and the Prospectuses, there is no action, proceeding or investigation pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation or any of the Material Subsidiaries, at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, which if determined adversely, would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or which would adversely affect the ability of the Corporation to perform its obligations under, or consummate the transactions contemplated by, this Agreement;

(kk)

except as otherwise disclosed in the Preliminary Prospectuses and the Prospectuses, each of the Corporation and the Material Subsidiaries has conducted and is conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on, except for non-compliance that would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect;

(ll)	each of the Corporation and the Material Subsidiaries holds all right, title and interest to all assets that are material to its respective business free and clear of all Liens except for any such Liens that would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Any real property held under lease by the Corporation or any of the Material Subsidiaries which is material, individually or in the aggregate, to the Corporation and the Material Subsidiaries, taken as a whole, is held by it under valid, subsisting and enforceable leases with such exceptions as are not material, individually or in the aggregate, to the Corporation and the Material Subsidiaries, taken as a whole.

(mm)

except as otherwise disclosed in the Preliminary Prospectuses and the Prospectuses, the Corporation and its subsidiaries collectively possess such Permits necessary to conduct the business and activities now conducted by them, except where the failure to so possess would not, individually or in the aggregate, have a Material Adverse Effect. Each of the Corporation and its subsidiaries is in compliance with the terms and conditions of all such Permits, except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(nn)

none of the Corporation, any of its subsidiaries or, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation or any of its subsidiaries has in the course of their actions for, or on behalf of, the Corporation or any of its subsidiaries taken any action, directly or indirectly, that would result in a violation by such persons of either (i) the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including, without limitation, making use of the mail or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or (ii) the U.K. Bribery Act 2010 (the “Bribery Act”), and the Corporation and its subsidiaries have conducted their businesses in compliance with the FCPA and the Bribery Act and, to the knowledge of the Corporation, its affiliates have conducted their businesses in material compliance with the FCPA and the Bribery Act, and the Corporation has instituted, maintains and enforces, and will continue to maintain and enforce, policies and procedures designed to ensure compliance by the Corporation and each of its subsidiaries with the FCPA and the Bribery Act;

(oo)

none of the Corporation, any of its subsidiaries or, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation or any of its subsidiaries is currently the subject or the target of any sanctions administered or enforced by the U.S. Government, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor is the Corporation located, organized or resident in a country or territory that is the subject of Sanctions; and the Corporation will not directly or indirectly use the proceeds of the offering of the Firm Securities hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund any activities of or business with any person or entity, or in any country or territory, that, at the time of such funding, is the subject of Sanctions or (ii) in any other manner that will result in a violation by any person or entity (including any person or entity participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions;

(pp)

the operations of the Corporation and its subsidiaries are and have been conducted at all times in material compliance with the requirements of applicable anti-money laundering laws, including, applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended by the USA Patriot Act of 2001, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), Part II.1 of the Criminal Code (Canada) and, in each case, the rules and regulations promulgated thereunder, and the anti-money laundering laws of various jurisdictions where the Corporation and its subsidiaries conduct business (collectively, the “Anti-Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened;

Other Matters

(qq)

neither the Corporation nor any of the Material Subsidiaries is in violation of its constating documents; and neither the Corporation nor any of the Material Subsidiaries is in default in the performance or observation of any obligation, agreement, covenant, or condition contained in any contract, indenture, mortgage, loan agreement, note or other instrument to which it is a party or by which it may be bound or to which any of its properties or assets is subject (a “Material Contract”) which default, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect;

(rr)

the Corporation has no knowledge of any default, or any circumstance which with the giving of notice or lapse of time (or both) would give rise to a default, by any person who is a party to any Material Contract with the Corporation or any of the Material Subsidiaries, except for such defaults which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect;

(ss)

no labor dispute with, or disruption by, the employees of the Corporation or any of its subsidiaries which would reasonably be expected to have a Material Adverse Effect exists or, to the knowledge of the Corporation, is threatened or imminent;

(tt)

except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each of the Corporation and its subsidiaries owns all rights in or has obtained valid and enforceable licenses or other rights to use, the systems, recipes, know how (including trade secrets and other proprietary or confidential information), trade-marks (both registered and unregistered), trade names, patents, patent applications, inventions, copyrights and any other intellectual property (collectively, “Intellectual Property”) described in the Prospectuses as being owned or licensed by the Corporation or which are used for the conduct of the Corporation’s business as currently carried on and proposed to be carried on, free and clear of all Liens except for any such Liens that would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect; (ii) to the knowledge of the Corporation, there is no infringement by third parties of any Intellectual Property owned, licensed or commercialized by the Corporation; and (iii) except as disclosed in the Prospectuses, there is no action, suit, proceeding or claim pending or, to the knowledge of the Corporation, threatened by others challenging the Corporation’s rights in or to any Intellectual Property or the validity or scope of any Intellectual Property owned, licensed or commercialized by the Corporation and its subsidiaries, and the Corporation is unaware of any other fact which could form a reasonable basis for any such action, suit, proceeding or claim;

(uu)

(i) except as disclosed in the Preliminary Prospectuses and the Prospectuses, (x) there has been no security breach or other compromise of or relating to any of the Corporation’s or its subsidiaries’ information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, “IT Systems and Data”) which would reasonably be expected to have a Material Adverse Effect, and (y) the Corporation and its subsidiaries have not been notified of, and have no knowledge of, any security breach or other compromise to their IT Systems and Data that would reasonably be expected to result in a Material Adverse Effect; and (ii) the Corporation and its subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(vv)

except as set forth in the Preliminary Prospectuses and the Prospectuses, or except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Corporation and each of the Material Subsidiaries, respectively: (i) are in compliance with Environmental Laws; (ii) have received and are in compliance with all Permits required of them under applicable Environmental Laws to conduct their respective businesses; (iii) have not received notice from any governmental agency or any written notice from any third party of any actual or potential liability under Environmental Laws for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants or regarding any actual or potential violation of Environmental Laws; and (iv) are not the subject of any claim, action or cause of action filed with a court or government authority or the subject of any investigation under Environmental Laws, including for potential liability for investigatory costs, clean-up costs, property damages, personal injuries, attorney’s fees or penalties arising out of, based on or resulting from the presence, or release into the environment, of any hazardous or toxic substance or waste at any location.

(ww)

other than as set forth in the Preliminary Prospectuses and the Prospectuses, since March 31, 2020, the business of the Corporation and the Material Subsidiaries has been carried on in the ordinary course in all material respects and there has not been any undisclosed material change or change having a Material Adverse Effect (and, for greater certainty, the impacts of the novel coronavirus (COVID-19) pandemic (the “COVID-19 Outbreak”) on the Corporation or its subsidiaries prior to the date hereof already disclosed in the Preliminary Prospectuses and the Prospectuses shall not be considered);

(xx)

except as mandated by an applicable governmental or regulatory authority, and except as disclosed in the Preliminary Prospectuses and the Prospectuses, there has been no suspension of the operations of the Corporation and its subsidiaries as a result of the COVID-19 Outbreak, which, individually or in the aggregate, has had a Material Adverse Effect. The Corporation has been monitoring the COVID-19 Outbreak and the potential material impacts on its operations, and has implemented appropriate measures to support the wellness of its employees where the Corporation and its subsidiaries operate while continuing to operate; and

(yy)	with respect to the Concurrent Private Placement:

(a)

to the knowledge of the Corporation, no event has occurred or condition exists which will prevent the Concurrent Private Placement from being completed materially upon the terms and conditions set forth in the Concurrent Private Placement Subscription Agreement concurrently with the Closing;

(b)

the representations and warranties of the Corporation in the Concurrent Private Placement Subscription Agreement, a true and complete copy of which has been provided to the Underwriters, were true and correct in accordance with the standards of materiality contained therein and subject to any other qualifications set out therein as of the date thereof after giving effect to the transactions contemplated by the Concurrent Private Placement (except in respect of any representations and warranties that are to be true and correct as of a specified date, in which case they were true and correct as of that date only), except as such would not adversely affect the ability of the Corporation to complete the Concurrent Private Placement; and

(c)

the Corporation is not required by applicable law or TSX or NYSE requirement or its constating documents to obtain the approval of its shareholders in order to complete the Concurrent Private Placement.

ARTICLE 9

CONDITIONS OF CLOSING

9.1

The purchase and sale of the Purchased Securities and the Closing will be conditional upon and subject to the following conditions being fulfilled at or prior to the Time of Closing, which conditions may be waived in writing in whole or in part by the Underwriters:

(a)

the Purchased Securities and the Concurrent Private Placement Shares shall have been conditionally approved for listing and posting for trading on the TSX and the NYSE subject to the satisfaction by the Corporation of the filing and other requirements of the TSX and the NYSE;

(b)	the directors of the Corporation shall have authorized and approved this Agreement, the issuance of the Purchased Securities, and all matters relating thereto;

(c)

it shall be the case that, and the Corporation will deliver to the Underwriters a certificate of the Corporation and signed on behalf of the Corporation by the Chief Executive Officer of the Corporation and the Chief Financial Officer of the Corporation (or such officers of the Corporation as may be acceptable to the Underwriters) addressed to the Underwriters and dated the Closing Date in form reasonably satisfactory to their counsel, Stikeman Elliott LLP, certifying (in their capacity as officers of the Corporation, as the case may be, and without personal liability) that:

(i)

except as otherwise publicly disclosed, the Prospectuses contain no misrepresentation (except for any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Lead Underwriters specifically for inclusion in the Prospectuses);

(ii)	there has been no Material Adverse Effect with respect to the Corporation since the date hereof which has not been generally disclosed;

(iii)

no material change in the business, operations, or capital of the Corporation and its subsidiaries, on a consolidated basis, has occurred since the date hereof with respect to which the requisite material change report has not been filed and no such disclosure has been made on a confidential basis;

(iv)

no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Purchased Securities has been issued and is continuing in effect and, to the knowledge of the persons signing such certificate, no proceedings for such purpose are pending, contemplated or threatened;

(v)	the Corporation has complied with all covenants, terms and conditions of this Agreement on its part to be complied with or satisfied at or prior to the Time of Closing; and

(vi)

the representations and warranties of the Corporation contained herein are true and correct in all material respects or, if already qualified by materiality, true and correct, as of the Time of Closing (except for representations and warranties stated to be as at a certain date), with the same force and effect as if made by the Corporation as at the Time of Closing after giving effect to the transactions contemplated hereby;

(d)

the Corporation will have caused favorable legal opinions to be delivered by: (i) Norton Rose Fulbright Canada LLP, counsel to the Corporation, as to the laws of Ontario, Alberta, British Columbia and Québec and the laws of Canada applicable therein and by local counsel as to the matters relating to Canadian Qualifying Jurisdictions other than Ontario, Alberta, British Columbia and Québec and the laws of Canada applicable therein with respect to those matters identified in Schedule B hereto, addressed to the Underwriters; and (ii) Norton Rose Fulbright US LLP, counsel to the Corporation, as to the laws of the United States and the State of New York applicable therein with respect to those matters identified in Schedule C hereto addressed to the Underwriters, each dated the Closing Date;

(e)

the Underwriters shall have received favorable legal opinions of each of Stikeman Elliott LLP, Canadian counsel to the Underwriters, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel to the Underwriters, including a 10b-5 disclosure letter in the case of U.S. counsel to the Underwriters, each dated the Closing Date, in a form and substance satisfactory to the Underwriters, acting reasonably;

(f)

the Corporation will deliver to the Underwriters a letter dated the Closing Date in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Corporation from PricewaterhouseCoopers LLP, as auditors to the Corporation, confirming the continued accuracy of the comfort letter to be delivered to the Underwriters pursuant to Section 4.1(f) with such changes as may be necessary to bring information in such letter forward to a date not more than two (2) Business Days prior to the Closing Date;

(g)	the Corporation will deliver to the Underwriters a certificate dated the Closing Date in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the

Underwriters with respect to (i) the constating documents of the Corporation; (ii) the resolutions of the directors of the Corporation relevant to the allotment, issue and sale, as the case may be, of the Purchased Securities and the Concurrent Private Placement Shares and the authorization of the transactions contemplated hereby and in connection with the Concurrent Private Placement; and

(h)

the Corporation shall cause Computershare Trust Company of Canada to deliver a certificate as to the issued and outstanding Common Shares of the Corporation to a date not more than two Business Days prior to the Closing Date or Option Closing Date, as applicable.

9.2

The Concurrent Private Placement will close concurrently with the Offering at the Time of Closing, materially upon the terms and conditions set forth in the Concurrent Private Placement Subscription Agreement. The Corporation shall use its commercially reasonable efforts to pursue the satisfaction of all conditions to the completion, and the closing, of the Concurrent Private Placement in accordance with the Concurrent Private Placement Subscription Agreement.

ARTICLE 10.

CLOSING

10.1	The Closing will be completed electronically, at the Time of Closing on the Closing Date.

10.2	At the Time of Closing, the Corporation shall deliver to the Underwriters:

(a)	evidence of a non-certificated inventory deposit representing the Firm Securities, in the names and denominations requested by Lead Underwriters, on behalf of the Underwriters, acting reasonably; and

(b)	the items listed in Section 9.1(c), (d), (f), (g) and (h), together with such further deliverables as may be contemplated herein,

against payment by the Underwriters of the purchase price for the Firm Securities, net of the Commission, by wire transfer.

10.3

In the event the Over-Allotment Option is exercised in accordance with its terms, the Corporation will, at or prior to the Option Closing Time, deliver to the Lead Underwriters, on behalf of the Underwriters:

(a)

evidence of a non-certificated inventory deposit representing the Optional Securities, in the names and denominations requested by Lead Underwriters, on behalf of the Underwriters, acting reasonably; and

(b)	the items listed in Section 9.1(c), (d), (f), (g) and (h),

against payment by the Underwriters of the purchase price for the Optional Securities, net of the Commission, by wire transfer to the order of the Corporation in Canadian same day funds or by such other method as the Corporation and the Underwriters may agree upon. In addition, the Corporation shall contemporaneously pay to the Lead Underwriters, on behalf of the Underwriters, the Commission for their services in connection with the issue and sale of the Optional Securities by wire transfer to the order of the Lead Underwriters in Canadian same day funds or by such other method as the Corporation and the Underwriters may agree upon.

10.4

All terms and conditions of this Agreement set forth under “Conditions of Closing” shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, and any breach or failure by the Corporation to comply with any such terms and conditions shall entitle the Underwriters to elect not to complete the purchase of the Purchased Securities by written notice to that effect given to the Corporation prior to the Time of Closing on the Closing Date. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any such terms and conditions or any other subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

ARTICLE 11

INDEMNITY AND CONTRIBUTION

The Corporation and the Underwriters will indemnify and hold harmless each other and their respective subsidiaries, directors, officers, employees and agents, upon the terms of the indemnity attached as Schedule A.

Moreover, the Corporation will indemnify and hold harmless the Underwriters against any documentary, stamp or similar issue tax, including any interest and penalties, on the creation, issue and sale of the Purchased Securities sold by it hereunder and on the execution and delivery of this Agreement. All payments to be made by the Corporation hereunder shall be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever unless the Corporation is compelled by law to deduct or withhold such taxes, duties or charges. In that event, the Corporation shall pay such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been made.

ARTICLE 12

TERMINATION RIGHTS

12.1

In addition to any other remedies which may be available to the Underwriters, any Underwriter shall be entitled, at its option, to terminate and cancel, its obligations under this Agreement by giving written notice to the Corporation at any time prior to the Time of Closing on the Closing Date if:

(a)

(i) any order to cease or suspend trading in the Common Shares, or prohibiting or materially limiting or restricting the distribution of the Purchased Securities on the TSX or the NYSE, is made, or stop order preventing or suspending the use of any prospectus relating to the Purchased Securities has been issued, or proceedings are announced or commenced or, to the Corporation’s knowledge, threatened for the making of any such order, by any Securities Commission or by any other competent similar regulatory authority (other than primarily as a result of any act or omission of the Underwriter contrary to the terms of this Agreement), unless such order has been rescinded, revoked or withdrawn or such proceedings have been discontinued or will not be proceeded with; (ii) any moratorium on commercial banking activities is declared by either Federal or New York State authorities or in Canada, by the Canadian federal or provincial authorities; or (iii) a material disruption in securities settlement, payment or clearance services in Canada or the United States shall have occurred; and in the case of any of the foregoing, such event, singly or together, in the opinion of such Underwriter, acting reasonably, would be expected to operate to prevent, materially restrict or otherwise materially adversely affect the trading in or distribution of the Purchased Securities;

(b)

any action, suit, inquiry, investigation or other proceeding (whether formal or informal) is announced or commenced or any order is issued by any Securities Commission or by any other competent regulatory authority having jurisdiction, or there is any change of law or the interpretation or administration thereof by any such authority, if, in the opinion of such Underwriter, acting reasonably, the announcement, commencement or issuance thereof, or change, as the case may be, would be expected to operate to prevent, materially restrict or otherwise materially adversely affect the trading in or distribution of the Purchased Securities;

(c)

(i) there shall occur any material change (financial or otherwise) in the business, operations or capital of the Corporation and its subsidiaries (taken as a whole) (other than a change related solely to any of the Underwriters); or, (ii) as a result of investigations after the date hereof, the Underwriters discover any material fact (other than a material fact related solely to any of the Underwriters) which existed prior to the date hereof and had not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof, which, in the case of any of the foregoing, in the opinion of such Underwriter, acting reasonably, would reasonably be expected to have a material adverse effect on the market price or value of the Purchased Securities; or

(d)

there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, or any outbreak or escalation of national or international hostilities or any crisis or calamity, or any governmental action, law, regulation, inquiry or other similar occurrence, including by a result of the COVID-19 Outbreak to the extent there are material adverse developments relating thereto occurring after the date hereof, which, in the reasonable opinion of such Underwriter, materially adversely affects or will materially adversely affect the financial markets in Canada or the United States or the business or the operations or affairs of the Corporation and its subsidiaries (taken as a whole).

12.2

An Underwriter shall give notice to the Corporation in writing of the occurrence of any of the events referred to in this Article 12, provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of the Underwriters to exercise this right at any time prior to the Time of Closing.

12.3

The rights of termination contained herein may be exercised by the Underwriters and are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement.

12.4

If the obligations of an Underwriter are terminated under this Agreement pursuant to the termination rights provided for herein, there shall be no further liability on the part of such Underwriter to the Corporation, or of the Corporation to such Underwriter, except in respect of any liability which may have arisen pursuant to Article 11 and Article 13.

12.5

The Underwriters may waive, in whole or in part, or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance provided that to be binding upon any Underwriter, any such waiver or extension must be in writing and signed by such Underwriter, and notified to the Corporation in the manner set forth in Article 16.

ARTICLE 13

EXPENSES

Whether or not the transaction herein contemplated shall be completed, all expenses of or incidental to the issuance and delivery of the Purchased Securities and the marketing of the Offering and all other matters in connection with the transactions set out in the Agreement and the Concurrent Private Placement Subscription Agreement shall be borne by the Corporation, including, without limitation: printing costs, filing fees, costs of the Corporation’s legal and accounting advisors in connection with the preparation of the Prospectuses, cost of the issuance of the Purchased Securities and fees of the transfer agent. Notwithstanding the foregoing, the fees and disbursements of legal counsel for the Underwriters and all out of pocket expenses of the Underwriters shall be borne by the Underwriters, except that the Underwriters will be reimbursed by the Corporation for all of these fees, disbursements and expenses, to the extent they are reasonable, if the sale of the Purchased Securities is not completed due to any failure of the Corporation to comply with the terms of this Agreement. The expenses referred to herein shall be payable by the Corporation from time to time within five (5) Business Days after receiving an invoice therefor.

ARTICLE 14

AUTHORITY OF LEAD UNDERWRITERS

The Lead Underwriters are hereby authorized by each Underwriter to act on its behalf and the Corporation shall be entitled to and shall act on any notice given pursuant to this Agreement or any agreement entered into by or on behalf of the Underwriters by the Lead Underwriters, which represents and warrants that it has irrevocable authority to bind the Underwriters, except in respect of: (a) a notice of termination pursuant to Section 12.1, which notice may be given by any of the Underwriters; (b) any waiver pursuant to Section 12.5, which waiver must be signed by all of the Underwriters; or (c) any matter relating to the indemnity and contribution provisions set forth in Article 11 and Schedule A hereto. The Lead Underwriters shall consult with the other Underwriters concerning any matter in respect of which they act as representatives of the Underwriters.

ARTICLE 15

JOINT OBLIGATIONS

15.1

The Underwriters’ entitlement to purchase the Purchased Securities at the Closing shall be joint and not solidary and the Underwriters’ respective obligations in this respect shall be in the following percentages of the Purchased Securities:

Scotia Capital Inc.	30.90%
RBC Dominion Securities Inc.	18.55%
TD Securities Inc.	18.55%
BMO Nesbitt Burns Inc.	5.50%
Merrill Lynch Canada Inc.	5.50%
CIBC World Markets Inc.	5.50%
HSBC Securities (Canada) Inc.	5.50%
BNP Paribas (Canada) Securities Inc.	2.00%
Citigroup Global Markets Canada Inc.	2.00%
Desjardins Securities Inc.	2.00%
J.P. Morgan Securities Canada Inc.	2.00%
National Bank Financial Inc.	2.00%

TOTAL	100.00%

15.2

If one or more of the Underwriters shall fail or refuse to purchase its applicable percentage of the Firm Securities at the Time of Closing, and the number of Firm Securities not purchased is less than or equal to 13% of the aggregate number of Firm Securities agreed to be purchased by the Underwriters pursuant to this Agreement, each of the other Underwriters shall be obligated to purchase jointly the Firm Securities not taken up, on a pro rata basis or as they may otherwise agree as between themselves.

If one or more of the Underwriters shall fail or refuse to purchase its applicable percentage of the Optional Securities at the Option Closing Time, and the number of Optional Securities not purchased is less than or equal to 13% of the aggregate number of Optional Securities agreed to be purchased by the Underwriters pursuant to this Agreement, each of the other Underwriters shall be obligated to purchase jointly the Purchased Securities not taken up, on a pro rata basis or as they may otherwise agree as between themselves.

15.3

If one or more of the Underwriters shall fail or refuse to purchase its applicable percentage of the Firm Securities at the Time of Closing, and the number of Firm Securities not purchased is greater than 13% of the aggregate number of Firm Securities agreed to be purchased by the Underwriters pursuant to this Agreement, those of the Underwriters who shall be willing and able to purchase their respective percentage of the Firm Securities shall have the right, but not the obligation, to purchase jointly the Firm Securities not taken up, on a pro rata basis or as they may otherwise agree as between themselves. In the event that such right is not exercised, the Underwriter or Underwriters which are willing and able to purchase its or their respective percentage of the Firm Securities shall be relieved of its or their obligations to purchase its or their respective percentage of the Firm Securities, on submission to the Corporation of reasonable evidence of its ability and willingness to fulfil its obligations under this Agreement at the Time of Closing, in which event there shall be no further liability on the part of the Corporation or the non-defaulting Underwriters, except in respect of any liability which may have arisen pursuant to Article 11 and Article 13.

If one or more of the Underwriters shall fail or refuse to purchase its applicable percentage of the Optional Securities at the Option Closing Time, and the number of Optional Securities not purchased is greater than 13% of the aggregate number of Optional Securities agreed to be purchased by the Underwriters pursuant to this Agreement, those of the Underwriters who shall be willing and able to purchase their respective percentage of the Optional Securities shall have the right, but not the obligation, to purchase jointly the Optional Securities not taken up, on a pro rata basis or as they may otherwise agree as between themselves. In the event that such right is not exercised, the Underwriter or Underwriters which are willing and able to purchase its or their respective percentage of the Optional Securities shall be relieved of its or their obligations to purchase its or their respective percentage of the Optional Securities, on submission to the Corporation of reasonable evidence of its ability and willingness to fulfil its obligations under this Agreement at the Option Closing Time, in which event there shall be no further liability on the part of the Corporation or the non-defaulting Underwriters, except in respect of any liability which may have arisen pursuant to Article 11 and Article 13.

Nothing in this Article 15 shall oblige the Corporation to sell to any or all of the Underwriters less than all of the aggregate amount of Purchased Securities or shall relieve any of the Underwriters in default hereunder from liability to the Corporation.

ARTICLE 16

NOTICE

Any notice or other communication to be given hereunder shall be addressed and sent as follows:

(a)	If to the Corporation, addressed and sent to:

CAE Inc.

8585 Cote de Liesse

Saint-Laurent, Québec H4T 1G6

Attention:        General Counsel, Chief Compliance Officer and Corporate Secretary

Email:              caeinc-vplegal@cae.com

with a copy to (which shall not constitute notice):

Norton Rose Fulbright Canada LLP

1 Place Ville Marie

Suite 2500 Montreal, Québec H3B 1R1

Attention:        Stephen J. Kelly

Email:              stephen.kelly@nortonrosefulbright.com

(b)	If to the Underwriters to, c/o the Lead Underwriters:

Scotia Capital Inc.

1002 Sherbrooke Street West

Suite 900

Montreal, Quebec H3A 3L6

Attention:        Luc Ouellet

Email:              luc.ouellet@scotiabank.com

RBC Dominion Securities Inc.

1 Place Ville Marie

Suite 300

Montreal, Québec H3B 4R8

Attention :        Kiron Mondal

Email :              kiron.mondal@rbccm.com

TD Securities Inc.

1 Place Ville Marie

Suite 2315

Montreal, Québec H3B 3M5

Attention :        Hany Tawfik

Email :              hany.tawfik@tdsecurities.com

with a copy to (which shall not constitute notice):

Stikeman Elliott LLP

1155 René-Lévesque Boulevard West

Suite 4000

Montreal, Québec H3B 3V2

Attention:        Robert Carelli

Email:              rcarelli@stikeman.com

and to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Attention:        Christopher J. Cummings

Email:              ccummings@paulweiss.com

or to such other address as any of the parties may designate by notice given to the others. Any such notice or other communication shall be in writing, and unless delivered personally to a responsible officer of the addressee, shall be given by courier service or email, and shall be deemed to have been received, if given by email, on the date of sending if during normal business hours on a Business Day and if not on the next Business Day and, if given by courier service, on the next Business Day following the sending thereof.

ARTICLE 17

SURVIVAL OF WARRANTIES, REPRESENTATIONS, COVENANTS AND AGREEMENTS

All warranties, representations, covenants and agreements of the Corporation and the Underwriters contained herein or delivered pursuant hereto shall survive the purchase by the Underwriters of the Purchased Securities from the Corporation and shall continue in full force and effect for a period of three years notwithstanding any subsequent disposition by such Underwriters of the Purchased Securities, but where expressly limited to a particular date shall continue to speak only as of such date, and the Underwriters shall be entitled to rely on the representations and warranties of the Corporation contained herein or delivered pursuant hereto notwithstanding any investigations which the Underwriters may undertake.

ARTICLE 18

NO ADVISORY OR FIDUCIARY RELATIONSHIP

18.1

The Corporation hereby acknowledges that (a) the purchase and sale of the Purchased Securities pursuant to this Agreement is an arm’s-length commercial transaction between the Corporation, on the one hand, and each of the Underwriters and any affiliate through which it may be acting, on the other; (b) each of the Underwriters is acting as principal and not as an agent or fiduciary of the Corporation; and (c) the Corporation’s engagement of each of the Underwriters in connection with the Offering and the process leading up to the Offering is as independent contractors and not in any other capacity. Furthermore, the Corporation agrees that it is solely responsible for making its own judgments in connection with the Offering (irrespective of whether any of the Underwriters has advised or is currently advising the Corporation on related or other matters). The Corporation agrees that it will not claim that the Underwriters have rendered advisory services of any nature or respect, or owes an agency, fiduciary or similar duty to the Corporation, in connection with such transaction or the process leading thereto.

18.2

Each of CIBC World Markets Inc. and National Bank Financial Inc. or an affiliate thereof, may own or control an equity interest in TMX Group Limited (“TMX Group”) and may have a nominee director serving on the TMX Group’s board of directors. As such, each of such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the TSX, the TSX Venture Exchange and the Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliate as a condition of any such dealer supplying or continuing to supply a product or service.

ARTICLE 19

GENERAL

19.1

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

19.2

This Agreement shall be governed by and construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable herein and the parties hereby agree to submit to the jurisdiction of the Courts of Québec in connection with any disputes arising hereunder.

19.3	Time shall be of the essence of this Agreement.

19.4

This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements, including, for greater certainty, the letter agreement dated November 16, 2020 between the Corporation and Scotia Capital Inc., RBC Dominion Securities Inc. and TD Securities Inc., and all understandings and discussions, whether oral or written, of the parties in connection with the subject matter hereof and there are no warranties, representations or other agreements between the parties in connection with the subject matter hereof except specifically set forth herein.

19.5

This Agreement may be executed in any number of counterparts, and may be delivered originally, by facsimile, or by e-mail in portable document format (“pdf”) and each such original, facsimile copy, or pdf copy, when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. The execution of this Agreement will not become effective until counterparts hereof or thereof, as the case may be, have been executed by all the parties hereto or thereto, and executed copies delivered to each party who is a party hereto or thereto.

19.6 (a)

In the event that any Underwriter that is a Covered Entity (as defined below) becomes subject to a proceeding under a U.S. Special Resolution Regime (as defined below), the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any interest and obligation in or under this Agreement, were governed by the laws of the United States or a state of the United States.

(b)

In the event that any Underwriter that is a Covered Entity or a Covered Affiliate (as defined below) of any such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights (as defined below) under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

(c)	As used in this Section:

(i)	“Covered Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

(ii)	“Covered Entity” means any of the following:

(A)	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(B)	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(C)	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

(iii)	“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

(iv)

“U.S. Special Resolution Regime” means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

[remainder of page intentionally left blank]

Yours very truly,

SCOTIA CAPITAL INC.

By:	(s) Luc Ouellet
	Name:	Luc Ouellet
	Title:	Managing Director & Head, Corporate and Investment Banking, Quebec

RBC DOMINION SECURITIES INC.

By:	(s) Kiron Mondal
	Name:	Kiron Mondal
	Title:	Managing Director

TD SECURITIES INC.

By:	(s) Hany Tawfik
	Name:	Hany Tawfik
	Title:	Managing Director

BMO NESBITT BURNS INC.

By:	(s) Steve Aubé
	Name:	Steve Aubé
	Title:	Managing Director

MERRILL LYNCH CANADA INC.

By:	(s) Deep Khosla
	Name:	Deep Khosla
	Title:	Managing Director

CIBC WORLD MARKETS INC.

By:	(s) Paul St-Michel
	Name:	Paul St-Michel
	Title:	Managing Director

[Signature page to the Underwriting Agreement]

HSBC SECURITIES (CANADA) INC.

By:	(s) Luc Buisson
	Name:	Luc Buisson
	Title:	Vice Chairman

BNP PARIBAS (CANADA) SECURITIES INC.

By:	(s) Dany Blanchette
	Name:	Dany Blanchette
	Title:	Director

CITIGROUP GLOBAL MARKETS CANADA INC.

By:	(s) Grant Kernaghan
	Name:	Grant Kernaghan
	Title:	Chairman

DESJARDINS SECURITIES INC.

By:	(s) Pascal Drolet
	Name:	Pascal Drolet
	Title:	Managing Director

J.P. MORGAN SECURITIES CANADA INC.

By:	(s) David Rawlings
	Name:	David Rawlings
	Title:	Managing Director

NATIONAL BANK FINANCIAL INC.

By:	(s) Thomas Bachand
	Name:	Thomas Bachand
	Title:	Director

[Signature page to the Underwriting Agreement]

The foregoing accurately reflects the terms of the transaction which we are to enter into and such terms are agreed to.

DATED as of the 17th day of November, 2020.

CAE INC.

By:	(s) Marc Parent
	Name:	Marc Parent
	Title:	President and Chief Executive Officer

By:	(s) Sonya Branco
	Name:	Sonya Branco
	Title:	Vice President, Finance and Chief Financial Officer

[Signature page to the Underwriting Agreement]

SCHEDULE A

INDEMNIFICATION

1.	Indemnity

(a)	Indemnity by the Corporation

CAE Inc. hereby agrees to indemnify and hold harmless Scotia Capital Inc., RBC Dominion Securities and TD Securities Inc., BMO Nesbitt Burns Inc., Merrill Lynch Canada Inc., CIBC World Markets Inc., HSBC Securities (Canada) Inc., BNP Paribas (Canada) Securities Inc., Citigroup Global Markets Canada Inc., Desjardins Securities Inc., J.P. Morgan Securities Canada Inc. and National Bank Financial Inc. (hereinafter referred to as the “Underwriters”) and each of their respective directors, officers, employees, affiliates and agents and each person, if any, who controls any Underwriter within the meaning of section 15 of the 1933 Act, as amended, or section 20 of the 1934 Act and the successors and assigns of the foregoing from and against all liabilities, claims, losses (other than loss of profits and other consequential damages), reasonable costs, damages and reasonable expenses (including, without limitation any legal fees or other expenses reasonably incurred by the Underwriters in connection with defending or investigating any such action or claim) (a “Claim”) in any way caused by, or arising directly or indirectly from, or in consequence of:

(i)

any information or statement (except any statement made in reliance upon and in conformity with information which has been provided in writing to the Corporation by or on behalf of any Underwriter or Underwriters through the Lead Underwriters specifically for inclusion therein) contained in the Agreement, the Initial Registration Statement, the Registration Statement, the Preliminary Prospectuses, the Prospectuses, any Supplementary Material, any Issuer Free Writing Prospectus, any Corporation Additional Written Communication or any Prospectus Amendments (as such terms are defined in the Agreement) thereto, which, at the time and in the light of the circumstances under which it was made, is or is alleged to be a misrepresentation or untrue statement of a material fact;

(ii)

any omission or alleged omission to state in the Initial Registration Statement, the Registration Statement, the Preliminary Prospectuses, the Prospectuses, any Supplementary Material, , any Issuer Free Writing Prospectus, any Corporation Additional Written Communication or any Prospectus Amendments thereto, , any material fact (except any omission or alleged omission made in reliance upon and in conformity with information which has been provided in writing to the Corporation by or on behalf of any Underwriter or Underwriters through the Lead Underwriters specifically for inclusion therein) regarding the Corporation and its operations and affairs that is necessary to make any statement therein not misleading in light of the circumstances in which it was made;

(iii)

any order made or enquiry, investigation or proceedings commenced or threatened by any securities commission or other competent authority based upon any untrue statement of a material fact or omission of a material fact, in each case required to be stated therein or necessary to make the statements therein not misleading or alleged untrue statement of a material fact or alleged omission of a material fact, in each case required to be stated therein or necessary to make the statements therein not misleading or any misrepresentation or alleged misrepresentation (except a statement or omission or alleged statement or omission or misrepresentation or alleged misrepresentation made in reliance upon and in conformity with information which has been provided in writing to the Corporation by or on behalf of any Underwriter through the Lead Underwriters specifically for inclusion therein) in the Initial Registration Statement, the Registration Statement, the Preliminary Prospectuses, the Prospectuses, any Supplementary Material, any Issuer Free Writing Prospectus, any Corporation Additional Written Communication or any Prospectus Amendments or based upon any failure to comply with the Applicable Securities Laws (as such term is defined in the Agreement) (other than any failure or alleged failure to comply by any such Underwriter or Underwriters), preventing or restricting the trading in or the sale or distribution of the Purchased Securities;

(iv)	the non-compliance or alleged non-compliance by the Corporation with any of the Applicable Securities Laws; or

(v)	any breach by the Corporation of its material representations, warranties, covenants or obligations to be complied with under the Agreement.

(b)	Indemnity by the Underwriters

Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Corporation, its directors, its officers who signed the Registration Statement or the Canadian Prospectus, each person, if any, who controls the Corporation within the meaning of section 15 of the 1933 Act, as amended, or section 20 of the 1934 Act and the successors and assigns of the foregoing persons, and each of their respective officers, employees, agents and affiliates to the same extent as the foregoing indemnity from the Corporation to each Underwriter, but only with reference to information relating to such Underwriter provided to the Corporation in writing by or on behalf of such Underwriter through the Lead Underwriters specifically for inclusion in the Initial Registration Statement, the Registration Statement, the Preliminary Prospectuses, the Prospectuses, any Supplementary Material, any Issuer Free Writing Prospectus, any Corporation Additional Written Communication or any Prospectus Amendments.

(c)	Exception

This indemnity provided for in Section 1 of this Schedule A shall not apply to any person in respect of which indemnity may be sought pursuant to Section 1(a) or 1(b) of this Schedule A, such person (an “Indemnified Party”) if a court of competent jurisdiction in a final judgment determines that the Claim in respect of which indemnification is sought is a result of or arises out of the fraud, fraudulent misrepresentation, gross negligence or willful misconduct of an Indemnified Party (provided that, for greater certainty, the Corporation and the Underwriters agree that they do not intend that any failure by an Underwriter or Underwriters to conduct such reasonable investigation as necessary to provide any Underwriters or Underwriters with reasonable grounds for believing the Registration Statement, the Prospectuses, any Supplementary Material, the Issuer Free Writing Prospectus or any Prospectus Amendments, contained no misrepresentation shall constitute “gross negligence” or “willful misconduct” for purposes of this Section 1 or otherwise disentitle the Underwriters from indemnification hereunder). In such event, such Underwriter or Underwriters shall reimburse any funds advanced by the person against whom an indemnity may be sought (the “Indemnifier”) to such Indemnified Party pursuant to the indemnification contained in this Schedule A in respect of such Claim and thereafter this indemnity shall cease to apply to such Indemnified Party in respect of such Claim.

(d)	Notification of Claims

If any Claim is asserted against any Indemnified Party, such Indemnified Party will notify the Indemnifier as soon as possible of the nature of such Claim (but the omission so to notify the Indemnifier of any potential Claim shall not relieve the Indemnifier from any liability which it may have to any Indemnified Party and any omission so to notify the Indemnifier of any actual Claim shall affect the Indemnifier’s liability only to the extent that it is prejudiced as a proximate result of that failure). Subject to subsection 1(f), the Indemnifier shall be entitled to participate in and, to the extent that it shall wish, to assume the defense of any suit brought to enforce such Claim; provided, however, that the defense shall be conducted through legal counsel acceptable to such Indemnified Party, acting reasonably, that no settlement of any such Claim or admission of liability may be made by the Indemnifier or such Indemnified Party without the prior written consent of the other parties, acting reasonably, and the Indemnifier shall not be liable for any settlement of any such Claim unless it has consented in writing to such settlement. The Indemnifier shall not settle any Claim, or compromise a consent to any judgment unless such settlement, compromise or judgment (i) includes an unconditional release of such Indemnified Party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of such Indemnified Party.

(e)	Right of Indemnity in Favour of Others

With respect to any Indemnified Party who is not a party to the Agreement, the Indemnified Parties who are party to the Agreement shall obtain and hold the rights and benefits of this Section in trust for and on behalf of such Indemnified Party.

(f)	Retaining Counsel

In any Claim, the Indemnified Party shall have the right to retain other counsel to act on its behalf, provided that the reasonable fees and disbursements of such counsel shall be paid by such Indemnified Party unless (i) the Indemnifier fails to assume the defense of such suit on behalf of such Indemnified Party within 10 days of receiving written notice of such suit; (ii) the Indemnifier and such Indemnified Party shall have mutually agreed to the retention of the other counsel; or (iii) the named parties to any such Claim (including any added third or impleaded party) include such Indemnified Party and the Indemnifier and such Indemnified Party shall have been advised by counsel that the representation of all parties by the same counsel would be inappropriate due to the actual or potential differing interests between them, including the potential availability of one or more legal defenses to such Indemnified Party which are different from or in addition to those available to the other parties or the potential for a conflict to exist between the Indemnifier and such Indemnified Party. In no event shall the Indemnifier be liable to pay the fees and disbursements of more than one firm of separate counsel for all Indemnified Parties and, in addition, one firm of local counsel in each applicable jurisdiction.

2.	Contribution

(a)	Contribution

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in Section 1 of this Schedule A is unavailable, in whole or in part, for any reason not solely attributable to one or more of the Indemnified Parties in respect of any Claim, the Indemnifier and the Indemnified Parties, jointly and not solidarily, shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by an Indemnified Party (other than loss of profits and other consequential damages) as a result of such Claim in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the Underwriters on the other hand from the offering of the Purchased Securities; or if this allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to above but also the relative fault of the Corporation on the one hand and the Underwriters on the other hand in connection with the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 1 of this Schedule A which resulted in such Claim, as well as any other relevant equitable considerations.

The relative benefits received by the Corporation on the one hand and the Underwriters on the other hand shall be deemed to be in the same proportion as the total proceeds (net of the fee payable to the Underwriters but before deducting any expenses) received by the Corporation from the issue and sale of the Purchased Securities bears to the fee received by the Underwriters, in each case, as set out in the table on the face page of the Prospectuses. The relative fault of the Corporation on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 1 of this Schedule A which resulted in such Claim relates to information supplied by or steps or actions taken or done by or on behalf of the Corporation or to information supplied by or steps or actions taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 1 of this Schedule A. The amount paid or payable by an Indemnified Party as a result of the Claim referred to above shall include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such Claim. The Corporation and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 2 were determined by any method of allocation which does not take into account the equitable considerations referred to immediately above.

A person who is engaged in any fraud, fraudulent misrepresentation or gross negligence shall not, to the extent that a court of competent jurisdiction in a final judgment determines that the Claim was caused by that activity, be entitled to claim contribution therefor from any person who has not also been determined by a court of competent jurisdiction in a final judgment to have engaged in that fraud, fraudulent misrepresentation or gross negligence.

(b)	Right of Contribution in Addition to Other Rights

The rights to contribution provided in this Section 2 shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law.

(c)	Calculation of Contribution

In the event that a court of competent jurisdiction in a final judgment determines that the Corporation is entitled to contribution from the Underwriters under the provisions of any statute or at law, the Corporation shall be limited to contribution in an amount not exceeding the lesser of:

(i)	the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in subsection 2(a) of this Schedule A, and

(ii)

the amount of the fee actually received by the Underwriters from the Corporation under the Agreement, provided that no Underwriter shall be required to contribute any amount in excess of the fee received by such Underwriter in connection with the Purchased Securities sold by it.

(d)	Notice of Claim for Contribution

Notification to the Indemnifier of a Claim pursuant to subsection 1(d) of this Schedule A shall be deemed to also constitute notice to the Indemnifier that a claim for contribution by the Indemnified Parties may arise and omission to so notify shall have similar effect.

(e)	Right of Contribution in Favour of Others

The Corporation hereby acknowledges and agrees that, with respect to paragraphs 1 and 2 of this Schedule A, each of the Underwriters are contracting on their own behalf and as agents for their affiliates, subsidiaries, directors, officers, employees, agents and control persons (collectively, the “Beneficiaries”). In this regard the Underwriters shall act as trustees for the Beneficiaries of the Corporation’s covenants under paragraphs 1 and 2 of this Schedule A with respect to the Beneficiaries and accept these trusts and shall hold and enforce the covenants on behalf of the Beneficiaries.

3.	Severability

If any provision of Section 1 or 2 of this Schedule A is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of the Agreement and such void or unenforceable provision shall be severable from the Agreement.

SCHEDULE B

CANADIAN OPINION MATTERS

1.

The Corporation is a corporation incorporated or amalgamated and existing under the Canada Business Corporations Act and has all requisite corporate power and capacity to conduct its business as described in the Prospectuses.

2.

The Corporation is registered under the Act respecting the legal publicity of enterprises (Québec), has not failed to file an annual updating declaration under such Act, has not failed to comply with a request made under Section 73 of such Act, and it is neither being dissolved nor had its registration cancelled under such Act.

3.

All necessary corporate action has been taken by the Corporation to authorize (i) the execution (where applicable) and delivery of the Canadian Prospectus and the filling of the Canadian Base Shelf Prospectus and the Canadian Prospectus Supplement with the Securities Commissions, and (ii) the filing of the U.S. Base Shelf Prospectus and U.S. Prospectus Supplement with the SEC and the delivery of the U.S. Prospectus.

4.

The Corporation has the corporate power to enter into and deliver this Agreement and the Concurrent Private Placement Subscription Agreement and to perform its obligations herein and therein and to carry out the transactions contemplated hereby, and this Agreement and the Concurrent Private Placement Subscription Agreement have been duly authorized, executed and delivered by the Corporation and each of this Agreement and the Concurrent Private Placement Subscription Agreement is a legal, valid and binding obligation of the Corporation, enforceable against the Corporation, in accordance with its terms.

5.

The execution and delivery by the Corporation of, and the performance by the Corporation of its obligations under, this Agreement and the Concurrent Private Placement Subscription Agreement and the issuance of the Purchased Securities and the Concurrent Private Placement Shares in accordance with the provisions of this Agreement and the Concurrent Private Placement Subscription Agreement, do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with and do not and will not contravene: (i) any provisions of the articles or by-laws of the Corporation, or (ii) any applicable law of general application in the Province of Quebec or the laws of Canada applicable therein, as they exist as of the Closing Date.

6.

The Corporation is a “reporting issuer” in all Canadian Qualifying Jurisdictions within the meaning of the Canadian Securities Laws in such Canadian Qualifying Jurisdictions and is not on any list of defaulting reporting issuers maintained by the Securities Commissions.

7.	The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares issuable in series.

8.	The attributes and characteristics of the Purchased Securities conform in all material respects with descriptions thereof in the Prospectuses.

9.

The Purchased Securities have been duly authorized for issuance and, upon payment of the Purchase Price therefor, will be validly issued and outstanding as fully paid and non-assessable Common Shares in the capital of the Corporation.

B-2

10.

No consent, approval, authorization, filing with or order of any Canadian federal or provincial court or governmental agency or body is required to be made or obtained by the Corporation in the Province of Québec in connection with the issuance and sale of the Purchased Securities, other than (i) as required under Canadian Securities Laws, (ii) the approval of the TSX to the listing of the Purchased Securities, and (iii) the filing of any report as to the geographic distribution of the Purchased Securities and payment of applicable fees related thereto;

11.	The TSX has conditionally approved the listing and posting for trading of the Purchased Securities, subject to compliance with the conditions outlined in the conditional approval letter of the TSX;

12.	Computershare Trust Company of Canada has been duly appointed as transfer agent and registrar for the Common Shares;

13.

All necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled by the Corporation as required under the laws of each of the Canadian Qualifying Jurisdictions to qualify the distribution of the Purchased Securities to the public in each of the Canadian Qualifying Jurisdictions through dealers and brokers duly registered under applicable legislation and who have complied with the relevant provisions of such applicable legislation and the terms of their registration;

14.

Subject to the limitations, assumptions and qualifications therein, (i) the statements in the Prospectus Supplements under the heading “Certain Canadian Federal Income Tax Considerations” fairly summarize the matters described therein, and (ii) the statements in the Prospectus Supplements under the heading “Eligibility for Investment” are accurate; and

15.

All the laws of the province of Québec relating to the use of the French language (other than those relating to verbal communications, as to which we express no opinion) will have been complied with in connection with the Offering to purchasers in such province if such purchasers received a copy of the Canadian Prospectus and all documents which constitute the contract of sale, including forms of order and confirmation, invoices and receipts and, upon request by the purchaser, the documents incorporated by reference therein (the “Offering Documents”) (on the assumption that the Offering Documents constitute the entire contract for the Purchased Securities) in the French language only or a copy of each of such documents in the French language and in the English language at the same time, provided that such Offering Documents in the English language may be delivered, without delivery of the French language versions thereof, to physical persons in the province of Québec who have expressly requested in writing to receive such Offering Documents in the English language only.

In connection with such opinions, counsel to the Corporation may rely on or arrange delivery of the opinions of local counsel acceptable to counsel to the Underwriters, Stikeman Elliott LLP, acting reasonably, as to the qualification for distribution of the Purchased Securities and as to other matters governed by the laws of jurisdictions other than the Province of Québec in which they are qualified to practice and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of the Corporation and others.

B-3

Such counsel shall also state in a separate letter as follows:

Such counsel has participated in conferences and telephone conversations with representatives of the Underwriters, including their United States and Canadian counsel, officers and other representatives of the Corporation, the independent registered public accountants for the Corporation and Canadian counsel for the Corporation during which conferences and conversations the contents of the Registration Statement and the U.S. Prospectus and related matters were discussed and, subject to customary qualifications, confirming that, although such counsel has not undertaken to verify independently, and cannot and does not assume responsibility for, the accuracy, completeness or fairness of the statements contained therein, based upon such participation (and relying as to factual matters on officers, employees and other representatives of the Corporation and its subsidiaries), its understanding of the U.S. federal securities laws and the experience it has gained in its practice thereunder, such counsel advises that its work in connection with this matter did not disclose any information that caused such counsel to believe that (i) at the time it became effective, the Registration Statement included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) at the time the U.S. Prospectus was issued or at the Closing Date or the Optional Closing Date, as applicable, the U.S. Prospectus included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (in the case of each of (i) and (ii), other than the financial statements, other financial or accounting data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, in each case, as to which such counsel expresses no such belief).

SCHEDULE C

U.S. OPINION MATTERS

1.

The Registration Statement was filed on November 16, 2020, was amended on November [•], 2020 and became effective upon filing on November [•], 2020 pursuant to Rule 467(a) under the Act. The Commission’s website does not indicate that a stop order suspending the effectiveness of the Registration Statement has been issued.

2.	Each of CAE USA Inc., CAE SimuFlite Inc., CAE USA Mission Solutions Inc. and CAE Healthcare Inc. is a validly existing corporation under the General Corporation Law of the State of Delaware.

3.

Subject to the assumptions, qualifications and limitations set forth in the statements in the U.S. Prospectus under the heading “Certain Material U.S. Federal Income Tax Considerations” and those set forth in such counsel’s opinion, the statements in the U.S. Prospectus under the heading “Certain Material U.S. Federal Income Tax Considerations,” to the extent that they constitute summaries of United States federal law or regulation or legal conclusions with respect thereto, constitute accurate summaries of the matters described therein in all material respects.

4.

The Registration Statement and the U.S. Prospectus, as of their respective effective or issue times, appear on their face to be appropriately responsive in all material respects to the requirements of the 1933 Act and the rules and regulations of the SEC under the 1933 Act, except for the financial statements, financial statement schedules and other financial data included or incorporated by reference in or omitted from either of them, as to each of which such counsel expresses no opinion; the Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the 1933 Act.

5.

The issuance and sale of the Purchased Securities by the Corporation, the execution and delivery by the Corporation of this Agreement and the performance by the Corporation of its obligations thereunder will not violate those federal laws, rules and regulations of the United States of America (“U.S. Applicable Law”), in each case which in such counsel’s experience are normally applicable to the transactions of the type contemplated by this Agreement. For purposes of such counsel’s opinion letter, “U.S. Applicable Law” does not include federal securities laws (except for purposes of the opinion expressed in paragraph 6 below) or state securities laws, tax laws (except for the purposes of the opinion expressed in paragraph 3) anti-fraud laws, or any law, rule or regulation that is applicable to the Corporation, the Purchased Securities, this Agreement or the transactions contemplated thereby solely because such law, rule or regulation is part of a regulatory regime applicable to any party to this Agreement or any of its affiliates due to the specific assets or business of such party or such affiliate.

6.

No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made, is required by the Corporation under any U.S. Applicable Law for the issuance and sale of the Purchased Securities by the Corporation, the execution and delivery by the Corporation of this Agreement and the performance by the Corporation of its obligations thereunder. For purposes of the opinion, the term “Governmental Authority” means any federal, executive, legislative, judicial, administrative or regulatory body of the United States of America.

7.

The Corporation is not and, after giving effect to the offering and sale of the Purchased Securities and the application of their proceeds as described in the U.S. Prospectus under the heading “Use of Proceeds”, will not be required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.